Exhibit 99.1
Johannesburg, 9 May 2025: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to provide an operating update for the quarter ended 31 March 2025 (Q1 2025). The Group's financial results are only provided on a six-monthly basis.
SALIENT FEATURES FOR QUARTER ENDED 31 MARCH 2025 COMPARED TO QUARTER ENDED 31 MARCH 2024 (Q1 2024)

•Continued improvement in Group safety indicators with Group LDIFR and TRIFR for Q1 2025 the lowest achieved since inception
•Group adjusted EBITDA¹ increased by 89% to R4.1 billion (US$222 million) reflecting diversification and restructuring benefits
•SA gold operations – leverage to higher gold price drove a 178% increase in adjusted EBITDA¹ to R1.8 billion (US$98 million)
•SA PGM operations – cost benefits from restructuring underpinned a 74% increase in adjusted EBITDA¹ to R2.5 billion (US$137 million)
•US PGM operations – restructuring improves commercial viability, with anticipated S45X credits further underpinning sustainability
•Century operation – strong performance, contributing Q1 2025 adjusted EBITDA¹ of R178 million (US$10 million), with solid outlook for 2025
•Keliber lithium project and GalliCam project designated as 'Strategic projects' by the European commission, confirming their strategic significance to Europe
–GalliCam project awarded conditional €144 million grant from EU innovation fund
–Review of Keliber lithium project capital requirements concluded. Project capital for 2025 forecast to be €300 million (US$326 million/R5.9 billion)13
–Keliber lithium project scheduled for hot commissioning of refinery during H1 2026
•Increase in Group cash flow for 2026 forecast, due to completion of construction phase of the Keliber lithium project reducing future capital requirements

KEY STATISTICS – GROUP

US dollar						SA rand

Quarter ended				KEY STATISTICS		Quarter ended
Mar 2024	Dec 2024	Mar 2025		GROUP		Mar 2025	Dec 2024	Mar 2024
115	175	222	US$m	Adjusted EBITDA[1,5,12]	Rm	4,109	3,128	2,174
18.86	17.88	18.48	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	STOCK DATA FOR THE QUARTER ENDED 31 MARCH 2025

Salient features and key statistics	1	Number of shares in issue
Overview of the operating results by the Chief executive officer	3	- at 31 March 2025	2,830,567,264
Salient features - operational tables – quarterly statistics	9	- weighted average	2,830,567,264
All-in cost (reconciliation) – quarters	14	Free Float	99%
Split out of Rustenburg and Kroondal performance	22	Bloomberg/Reuters	SSWSJ/SSWJ.J
Adjusted EBITDA reconciliation – quarters	25	JSE Limited - (SSW)
Development results	26	Price range per ordinary share (High/Low)	R14.08 to R20.83
Non-IFRS measures	28	Closing price on 31 March 2025	R20.83
Administration and other corporate information	29	Average daily volume	24,491,010
Disclaimer and forward-looking statements	30	NYSE - (SBSW); one ADS represents four ordinary shares
		Price range per ADS (High/Low)	US$3.19 to US$4.58
		Closing price on 31 March 2025	US$4.58
		Average daily volume	7,923,062

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025         1

KEY STATISTICS BY REGION

US dollar						SA rand

Quarter ended				KEY STATISTICS		Quarter ended
Mar 2024	Dec 2024	Mar 2025		AMERICAS REGION		Mar 2025	Dec 2024	Mar 2024
				US PGM underground operations
122,543	75,727	71,991	oz	2E PGM production[2,3]	kg	2,239	2,355	3,812
971	1,016	968	US$/2Eoz	Average basket price	R/2Eoz	17,889	18,166	18,313
32	(27)	(9)	US$m	Adjusted EBITDA[12]	Rm	(172)	(491)	609
1,335	1,560	1,284	US$/2Eoz	All-in sustaining cost[4,12]	R/2Eoz	23,725	27,890	25,183
				US PGM recycling
77,873	79,770	74,717	oz	3E PGM recycling[2,3]	kg	2,324	2,481	2,422
1,289	1,266	1,419	US$/3Eoz	Average basket price	R/3Eoz	26,223	22,636	24,311
4	5	4	US$m	Adjusted EBITDA[12]	Rm	70	81	71
				US Reldan operations[5]
2	6	7	US$m	Adjusted EBITDA[12]	Rm	127	113	37
				SOUTHERN AFRICA (SA) REGION
				PGM operations
389,313	436,548	376,123	oz	4E PGM production[3,6]	kg	11,699	13,578	12,109
1,273	1,336	1,362	US$/4Eoz	Average basket price	R/4Eoz	25,165	23,885	24,004
77	59	137	US$m	Adjusted EBITDA[12]	Rm	2,527	1,049	1,456
1,230	1,315	1,331	US$/4Eoz	All-in sustaining cost[4,12]	R/4Eoz	24,599	23,514	23,207
				Gold operations
164,515	181,009	141,110	oz	Gold production	kg	4,389	5,630	5,117
2,069	2,646	2,832	US$/oz	Average gold price	R/kg	1,682,730	1,521,269	1,254,539
35	128	98	US$m	Adjusted EBITDA[12]	Rm	1,811	2,284	652
2,039	2,104	2,392	US$/oz	All-in sustaining cost[4,12]	R/kg	1,421,028	1,209,323	1,236,571
				EUROPEAN REGION
				Sandouville nickel refinery
2,279	1,396	946	tNi	Nickel production[7]	tNi	946	1,396	2,279
19,084	18,395	17,942	US$/tNi	Nickel equivalent average basket price[8]	R/tNi	331,570	328,909	359,933
(10)	(16)	(10)	US$m	Adjusted EBITDA[12]	Rm	(181)	(291)	(197)
23,294	30,068	24,623	US$/tNi	Nickel equivalent sustaining cost[9,12]	R/tNi	455,026	537,611	439,318
				AUSTRALIAN REGION
				Century zinc retreatment operation
16	13	25	ktZn	Payable zinc production[10]	ktZn	25	13	16
2,192	2,772	2,807	US$/tZn	Average equivalent zinc concentrate price[11]	R/tZn	51,883	49,558	41,346
(14)	24	10	US$m	Adjusted EBITDA[12]	Rm	178	427	(262)
2,574	3,693	1,738	US$/tZn	All-in sustaining cost[4,12]	R/tZn	32,127	66,039	48,547
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters"
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks - Quarters” for the definition of All-in sustaining cost (AISC). The SA PGM All-in sustaining cost excludes the production and costs associated with the purchase of concentrate (PoC) from third parties
5The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024 and the results of Reldan for March 2024 has now been included for the quarter ended 31 March 2024. It is therefore not comparable to the quarter ended 31 March 2025. All salient features for the US Reldan operations are shown separately from the US PGM underground operations and the US PGM recycling
6The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production and third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters"
7The nickel production at the Sandouville refinery operations is principally nickel metal and nickel salts (liquid form), together referred to as nickel equivalent products
8The nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
9See "Salient features and cost benchmarks - Quarters" Sandouville nickel refinery for a reconciliation of cost of sales before amortisation and depreciation to nickel equivalent sustaining cost
10Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
11Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc sales
12Adjusted EBITDA, All-in sustaining cost (AISC) and nickel equivalent sustaining cost are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" on page 27 for more information on the Non-IFRS metrics presented by Sibanye-Stillwater
13The guidance has been translated where relevant at an average exchange rate of R18.24/US$ and R19.80/€

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 2

OVERVIEW OF THE OPERATING RESULTS BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER

There are many pleasing aspects from the Q1 2025 operating results which reinforce the positive trends which were evident in the Group's operating and financial performance for H2 2024.
It is particularly gratifying to note the continued improvement in most Group safety indicators, with the Group lost day injury frequency rate (LDIFR) and total recordable injury frequency rate (TRIFR) for Q1 2025, the lowest recorded in the Group’s history. While our teams at the operations should be commended for maintaining improving safety trends since 2021, we regrettably continue to experience high impact safety incidents, which are the cause of serious and fatal injuries. We will continue with our efforts to address the occurrence of these incidents, to ensure the safety and health of all our employees.
The repositioning of the US PGM operations and restructuring of high-cost and end-of-life mines, along with the realignment of the SA regional services to more effectively support the reduced operating footprint in South Africa, has notably improved Group profitability. Group adjusted EBITDA of R4.1 billion (US$222 million) was 89% higher than adjusted EBITDA of R2.2 billion (US$115 million) for Q1 2024.
The first quarter of the year is also historically a seasonally low production quarter for the SA mining industry, and the 31% or R981 million (US$47 million) increase in Q1 2025 adjusted EBITDA, from adjusted EBITDA for Q4 2024 of R3.1 billion (US$175 million) is a significant change in the financial performance of the Group. This reinforces the trend we noted in our H2 2024 results in February 2025, that Group profitability appeared to have stabilised, with H2 2024 marking the third consecutive 6-month period of consistent Group adjusted EBITDA of between R6.4 to R6.7 billion (US$344 - 357 million) per half year period.
The SA gold operations continued to benefit from high leverage to the increasing gold price for Q1 2025, with adjusted EBITDA increasing by 178% year-on-year to R1.8 billion (US$98 million). Operational challenges which constrained production during Q1 2025, have largely been addressed at Beatrix and Driefontein, with production and costs expected to improve during Q2 2025. Kloof is undergoing a transition to a higher volume, lower grade future production profile, accessing secondary reef horizons, which have largely been unexploited in the past, and is expected to stabilise over a longer period. With the gold price increasing further during Q2 2025, if maintained, profits from the SA gold operations could increase materially.
The SA PGM operations also reversed a declining profitability trend despite the 4E PGM basket price remaining under pressure. Adjusted EBITDA increased by 74% to R2.5 billion (US$137 million) for Q1 2025, driven by solid cost management, which offset inflationary cost pressures and enabled positive financial leverage to a 5% increase in the 4E basket price.
The restructuring of the US PGM operations during Q4 2024, successfully reduced absolute operating cost (excluding provision for S45X credits) by 37% with absolute AISC costs (excluding provision for S45X credits) declining by 44% year-on-year. Despite a marginally lower average 2E PGM basket price for Q1 2025 compared with Q1 2024, on a like-for-like basis (excluding the once off US$43 million (R812 million) insurance payment during Q1 2024 related to the flooding event during mid-2022), adjusted EBITDA for the US PGM operations for Q1 2025 (excluding provision for S45X credits) improved by US$2 million (R31 million) year-on-year to a loss of US$9 million (R172 million). Including the estimated S45X credit for Q1 2025 of US$6 million (R111 million), the adjusted EBITDA loss would have reduced further, to approximately US$3 million (R55 million) for Q1 2025.
Combined with an estimated S45X credit of US$6 million (R111 million) for the US PGM recycling operations along with a consistent financial contribution from the US PGM recycling operation for Q1 2025 (Adjusted EBITDA of US$4 million), the financial position of the US PGM operations on a combined basis is considerably improved, supporting a more sustainable future for the US PGM operations.
The Century operations in the Australian (AUS) region, increased production materially compared with Q1 2024 (impacted by extreme weather and flooding) after implementing weather resilience measures during 2024, enabling a US$10 million (R178 million) contribution to Group adjusted EBITDA, compared with a US$14 million (R262 million) adjusted EBITDA loss for Q1 2024.
We are confident that further operational improvements can be achieved during the course of 2025 and sustained into 2026, with losses from the Sandouville refinery anticipated to decline as operations wind down and the facility is placed on planned care and maintenance, further improving Group profitability.
Group cash flow from 2026 will also benefit from reduced annual capital commitments following the forecast completion of the construction/development phase of the Keliber lithium project, with hot commissioning of the refinery scheduled for H1 2026. Project capital is forecast to drop to a substantially reduced level, from revised capital guidance of €300 million (R5.9 billion) for 2025, positively impacting Group cash flow for 2026.
As illustrated in the table below, Group annual capital expenditure has steadily decreased since 2023, with capital expenditure guidance for 2025, R2 billion (US$120 million) or 12% lower than invested for 2023. This reduction in annual capital expenditure is primarily related to restructuring of the US PGM operations for sustainability through an extended period of low PGM prices, which has been successfully achieved, and restructuring of the SA gold operations, primarily related to the closure of Kloof 4 shaft and the development of the Burnstone project being deferred from H2 2023.
Capital investment for the Keliber lithium project has increased since the project was approved in 2022. Project capital is forecast to decrease to a substantially reduced level for 2026, from revised capital guidance of €300 million (R5.9 billion) for 2025, following forecast completion of the project construction/development phase in H1 2026. This is likely to result in Group capital commitments for 2026 reducing to below R15 billion, with resulting benefit to annual Group cash flow.
Capital expenditure analysis: 2025 guidance compared to prior years, and expected 2026 trend

Capital expenditure analysis	Notes on 2025 capital and expected capital trend for 2026	SA rand (billion)			US dollar (million)
		2023	2024	Guidance 2025	2023	2024	Guidance 2025
Average exchange rate using daily closing rate					18.42	18.32	18.24
US region	Reduced capital requirements associated with lower planned production after restructuring for lower PGM prices	6.84	2.84	2.08	371	155	114
SA region		11.04	9.73	10.00	599	531	548
SA PGM operations[1]	Project capital and Kroondal consolidation offset by restructuring	5.65	5.85	6.50	307	319	356
SA gold operations[2]	Burnstone project deferred in H2 2023 and closure of Kloof 4 shaft reducing capital requirement	5.39	3.88	3.50	293	212	192
EU region		2.72	6.39	6.14	148	349	337
Sandouville nickel refinery	Sandouville refinery being placed on care and maintenance, with GalliCam project PFS ongoing	0.25	0.17	0.20	13	9	11
Keliber lithium project	Capital intensive construction phase expenditure peaked in 2024 with planned completion in H1 2026 reducing expected 2026 capital materially	2.47	6.22	5.94	134	340	326
AUS region	Limited capex requirements from Century operation. Phosphate and Mt Lyell project studies underway	0.17	0.20	0.16	9	11	9
Total	Forecast capital expenditure for 2025 R2bn less than 2023, with 2026 lower due to reduced Keliber lithium project capex forecast from 2025	20.8	19.2	18.4	1,127	1,046	1,007
1 SA PGM operations include Mimosa for 2023 actuals, 2024 actuals and 2025 guidance as we guide including Mimosa
2 SA gold operations exclude DRDGOLD for 2023 actuals, 2024 actuals and 2025 guidance as we guide excluding DRDGOLD
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 3

We have actively managed our operations and balance sheet for sustainability and profitability through an extended period of low metal prices. The increase in Group adjusted EBITDA for Q1 2025 was not solely a function of our leveraged exposure to the increasing gold price, but reflects the combined outcome of operational restructuring we implemented from H2 2023, which has resulted in increased profitability from most of our operations. We expect these positive outcomes from our actions during the last two years to continue. Along with reduced future annual capital requirements, we believe that this result signals a clear inflexion point for the Group, and is set to position us to realise ongoing value for stakeholders.
SAFE PRODUCTION
Continued improvements in safety performance across our operations are reflected in improving trends for both lagging and leading indicators on the majority of Group-level safety metrics. These trends reflect continued reduction in risk at most of our operations. The Group serious injury frequency rate (SIFR) (per million hours worked) for Q1 2025, improved by 4% year-on-year to 2.10, with the lost day injury frequency rate (LDIFR) of 3.16 and total recordable injury frequency rate (TRIFR) of 3.47 improving by 23% and 25% respectively. The Q1 2025 LDIFR and TRIFR numbers are the best ever recorded for the Group.
Despite the general reduction in the Group lagging indicators, the loss of two colleagues from the SA region during Q1 2025 (Q1 2024: 1) is an ongoing reminder that we are still on a challenging journey to achieve our goal of zero harm. Mr. Xavier Humberto, 58 years old from Thuthukani shaft, Kloof operation, was fatally injured on 28 January 2025 whilst clearing a waste transfer ore pass. On 12 March 2025, Ms. Bomkazi Jozana, 31 years old from Hlanganani shaft, Driefontein operation, passed away from injuries sustained during a locomotive incident. These incidents have been or are currently being investigated together with relevant stakeholders and support has been provided to the families of the deceased.
We mourn the tragic loss of these employees and will continue to focus on the implementation of our Fatal elimination strategy. The Board and management of Sibanye-Stillwater extend their sincere condolences to the loved ones, families and friends of our deceased colleagues.
OPERATING REVIEW
Americas region
US PGM operations
The restructuring undertaken by the US PGM operations during Q4 2024 for an extended low PGM price environment, was efficiently concluded during November 2024, resulting in the successful realisation of most of the planned benefits during Q1 2025. Mined 2E PGM production of 71,991 2Eoz for Q1 2025, was 41% lower year-on-year, primarily due to the Stillwater West mine being suspended and placed on care and maintenance.
2E PGMs sold of 57,750 2Eoz, were 20% less than production due to a smelter run-out at the Columbus metallurgical complex resulting in approximately 10 days downtime and a temporary US$10 million (R189 million) build-up in concentrate inventory and recycle material stockpiles at the end of Q1 2025. These inventory levels are expected to reduce to normal levels during Q2 2025, reducing working capital and enhancing cash flow.
Plant head grade increased by 7% for Q1 2025 to 13.91g/t, the highest level since Q2 2020, due to a greater proportion of production from the higher grade Stillwater East mine, with overall production from the Stillwater mine of 40,063 2Eoz for Q1 2025 49% lower than the comparable period. Production from the East Boulder mine of 31,928 2Eoz was 26% lower year-on-year in line with plan.
Absolute AISC (excluding S45X credits) declined by 44% from US$164 million (R3.1 billion) for Q1 2024 to US$92 million (R1.7 billion) for Q1 2025, in line with the restructuring plan to improve profitability. Unit AISC (excluding S45X credits) for Q1 2025 decreased by 4% year-on-year to US$1,284/2Eoz (R23,725/2Eoz), lower than annual guidance for 2025. Ore reserve development (ORD) expenditure declined by 46% to US$17 million (R320 million) primarily as a result of lower planned development and a decrease in contractor development and maintenance costs with sustaining capital declining by 78% to US$2 million (R46 million) as a result of Stillwater West being placed on care and maintenance which has resulted in greater availability of mechanised equipment.
This was a commendable performance following major restructuring and supports a more positive outlook for the US PGM operations, underpinned by the substantial financial benefits from the anticipated credits from Section 45X of the Inflation Reduction Act (IRA) (S45X) and further scope for operational efficiency and cost improvements expected from implementing more efficient mining practices and appropriate technologies, which are currently being assessed. Estimated S45X tax credits of US$6 million (R111 million) for Q1 2025 (approximately US$83/2Eoz (R1,540/2Eoz), imply a reduction in AISC (including S45X credits) for the US PGM mining operations to US$1,200/2Eoz (R22,185/2Eoz) for Q1 2025.
Total capital expenditure for Q1 2025 decreased by 57% year-on-year to US$20 million (R366 million) in line with the restructuring plan.
Project capital declined from US$3 million (R57 million) in Q1 2024 to zero in Q1 2025 due to suspension of construction on the East Boulder tailings storage facility over the winter months, with expenditure forecast to increase as construction resumes during Q2 2025.
Despite a marginally lower average 2E PGM basket price for Q1 2025 compared with Q1 2024, adjusted EBITDA for Q1 2025 (excluding S45X credits) improved by US$2 million (R31 million) year-on-year on a like-for-like basis (excluding the once off US$43 million (R812 million) insurance payment during Q1 2024 related to the flooding event during mid-2022), to a loss of US$9 million (R172 million). Adjusted EBITDA including the estimated S45X credit would improve to a US$3 million (R55 million) loss for Q1 2025.
US PGM recycling operations
The US PGM recycling operations fed an average of 9.3 tonnes per day (tpd) of spent autocatalyst material for Q1 2025, a 13% decrease from 10.7 tpd processed in Q1 2024, primarily due to the smelter being offline for approximately 10 days due to the run-out incident mentioned earlier. 3E PGM ounces fed of 74,717 3Eoz, was 4% lower than 77,873 3Eoz fed for Q1 2024, with the differential to the volume of autocatalysts fed due to higher loadings of PGM's in autocatalysts processed. At the end of Q1 2025, recycle inventory increased to approximately 137 tonnes containing approximately 12,120 3Eoz compared with 23 tonnes at the end of Q1 2024. The smelter is scheduled to process this excess inventory to a sustainable level of around 60-70 tonnes during Q2 2025.
For Q1 2025 adjusted EBITDA from the US PGM recycling operations (excluding S45X credits) was US$4 million (R70 million) in line with Q1 2024 with the benefit of a 10% higher 3E PGM basket price (driven by platinum and rhodium prices which were 7% and 10% higher year-on-year respectively) offsetting 26% lower volumes sold.
It is anticipated that the US PGM recycling operations will also qualify for a S45X credit of approximately 10% of operating costs. Once we have the contract certificate from our contractor refiner we expect to be able to also claim approximately US$6 million for the quarter
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 4

with approximately US$30 million for 2025 (R547 million), improving the profitability of the recycling operations. Including estimated S45X credits of US$6 million (R111 million) for Q1 2025, would increase adjusted EBITDA to US$10 million (R185 million).
Reldan recycling operation
For Q1 2025, Sibanye-Stillwater's Reldan recycling operation processed approximately 4 million lbs of mixed industrial waste, and sold 28,023 oz gold, 464,407 oz silver, 5,981 oz platinum, 8,638 oz palladium, and 747,577 lbs of copper, contributing adjusted EBITDA of US$7 million (R127 million) to the Group for Q1 2025, compared to adjusted EBITDA of US$2 million (R37 million) for Q1 2024 (noting that the Reldan recycling operation was only consolidated from March 2024).
Southern African region
SA PGM operations
The SA PGM operations delivered another consistent performance with 4E PGM production (including attributable production from Mimosa and excluding third party purchase of concentrate (PoC)) of 376,123 4Eoz, 3% lower year-on-year. PGM production from the underground operations decreased by 1% to 348,940 4Eoz primarily due to the closure of 4B shaft, Marikana operation, toward the end of Q1 2024 and a delayed startup of production from the Saffy shaft during Q1 2025, due to a S54 stoppage imposed after a fatal incident on 21 December 2024, which was only uplifted by the authorities on 21 January 2025. Higher seasonal rainfalls which persisted throughout Q1 2025, contributed to surface production declining by 24% to 27,183 4Eoz. 4E PGM production of 393,876 4Eoz (including attributable production from Mimosa and PoC) was 5% lower than for Q1 2024, with PoC purchases of 17,753 4Eoz, 31% lower in line with revised annual contractual agreements.
Costs continued to be well contained with total operating costs (excluding PoC) for Q1 2025 1% lower at R9.3 billion (US$502 million) than for Q1 2024 with the cost benefits of the restructuring and closure of 4B shaft in Q1 2024, helping to offset annual inflationary effects. This resulted in unit operating cost (excluding PoC) increasing by 2% to R26,683/4Eoz (US$1,444/4Eoz), well below annual inflation. AISC (excluding PoC) for Q1 2025 increased by 6% year-on-year to R24,599/4Eoz (US$1,331/4Eoz) with AISC (including PoC) also increasing by 6% year-on-year to R24,331/4Eoz (US$1,317/4Eoz), primarily due to 13% lower by-product credits (R358 million (US$16 million) lower to R2.4 billion (US$132 million)). Chrome sales were 21% lower year-on-year due to timing of sales after the Q1 2025 close and a 20% decrease in the market chrome price compared to Q1 2024. Chrome sales are expected to normalise for Q2 2025. Chrome as a percentage of by-product credits therefore declined from 55% in Q1 2024 to 38% in Q1 2025, with by-product credits contributing R6,586/4Eoz (US$356/4Eoz) to AISC (including PoC) for Q1 2025 compared with R7,514/4Eoz) (US$398/4Eoz) for Q1 2024. PoC purchase costs decreased by 16% year-on-year to R496 million(US$27 million).
Capital expenditure of R1.2 billion (US$64 million) for Q1 2025 was 5% higher than for Q1 2024 with ORD increasing by 1% to R548 million (US$30 million) and sustaining capital increasing by 9% to R470 million (US$25 million). Project capital of R167 million was 8% higher due to project study work done on the Siphumelele mechanised UG2 project, Marikana E4 project and the Marikana pit tailing storage facility (TSF) project, with project expenditure at the K4 shaft maintained at R154 million (US$8 million) in line with Q1 2024.
Adjusted EBITDA for Q1 2025, increased by 74% to R2.5 billion (US$137 million), due to the solid operating and cost performance underpinned by the proactive restructuring undertaken since H2 2023, and boosted by a 5% increase in the average PGM basket price to R25,165/4Eoz (US$1,362/4Eoz).
The Kroondal operation was consolidated into the Rustenburg operation with effect from 1 January 2025, following the acquisition of Anglo American Platinum's 50% share of the Kroondal PSA on 1 November 2023 and section 11 approval for the transfer of Sibanye-Stillwater's 50% by the South African Department of Mineral and Petroleum Resources. The processing agreement with Anglo American Platinum also changed from a PoC to toll processing agreement with effect from 1 Sept 2024.
The following commentary refers to the Rustenburg operation and Kroondal operation as the combined entity, although separate operational results for the Kroondal and Rustenburg operations are provided on page 22 of this booklet.
4E PGM production from the Rustenburg operation for Q1 2025 of 199,591 4Eoz, was 1% higher year-on-year with underground production of 185,811 4Eoz 2% higher and surface production of 13,780 4Eoz, 17% lower due to adverse weather impacts on throughput. Production from the Siphumelele mine, which was impacted by restructuring and the shaft bin incident in March 2024, increased by 53% or 4,475 4Eoz to 12,866 4Eoz for Q1 2025. Production from the mechanised Bathopele mine was impacted by lower grades and poor ground conditions intersecting the decline development and a planned decline in production (7% or 2,970 4Eoz lower) as the shaft approaches the end of its reserve life. Production from the Klipfontein opencast mine declined by 56% or 2,048 4Eoz compared to the prior period due to the ramp-down of mining from the current pit. An environmental permit to extend the Klipfontein opencast mine by a further year was approved during March 2025, with production expected to ramp-up during Q3 2025. The historical Kroondal underground shafts have recovered with production increasing by 8% or 4,744 4Eoz year-on-year. AISC for the Rustenburg operation of R25,131/4Eoz (US$1,360/4Eoz) for Q1 2025 increased by 17% year-on-year, primarily due to lower surface production and the Kroondal operation incurring smelting and refining costs following the change from a PoC to toll processing arrangement with effect from 1 September 2024. By-product credits declined by 36% to R1.0 billion (US$56 million), primarily due to the 20% lower average chrome price and 27% lower chrome sales. Also contributing to higher AISC was ORD expenditure increasing by 21% to R175 million (US$9 million) as a result of higher direct development and shaft services costs at the Thembelani mine and an increase in ORD at the Siphumelele mine, from lower ORD for Q1 2024 due to the shaft incident.
4E PGM production of 158,099 4Eoz from the Marikana operation (including PoC) for Q1 2025 was 10% lower year-on-year, with PoC production of 17,753 4Eoz, 31% lower than planned. Production (excluding PoC) of 140,346 4Eoz was 6% lower year-on-year, with production from underground of 134,871 4Eoz, 5% lower and surface production of 5,475 4Eoz, 28% lower due to the excessive rain reducing throughput and plant recoveries due to plant instability. Underground production was impacted by the closure of 4B shaft in Q2 2024 (7,641 4Eoz lower year-on-year) and a S54 stoppage at the Saffy shaft, which was only lifted on 21 January 2025, resulted in 21% or 9,962 4Eoz lower production compared with Q1 2024. This decline in production year-on-year, was partially offset by higher production from K4 shaft which increased by 11,415 4Eoz to 22,004 4Eoz, consistent with the planned build up. AISC (excluding PoC) declined by 8% to R24,375/4Eoz (US$1,319/4Eoz) compared to Q1 2024 and AISC (including PoC) of R23,783/4Eoz (US$1,287/4Eoz) in Q1 2025 was 7% lower year-on-year, with PoC purchase costs 16% lower to R496 million (US$27 million). Q1 2025 AISC was inflated by the inclusion of a once off adjustment to legacy leave liability provisions, which added 2,492/4Eoz (9%) to Q1 2024 AISC. By-product credits increased by 19% to R1.3 billion (US$72 million) for Q1 2025, equivalent to an R8,379/4Eoz (US$453/4Eoz) AISC benefit, primarily due to 15% higher credits from ruthenium sales and 119% higher credits from iridium sales compared with Q1 2024. ORD spend for Q1 2025 declined by 7% due to lower primary development with the exception of K4 shaft where primary development increased by 13% year-on-year. Sustaining capital increased by 35% to R204 million (US$11 million) predominantly due to surface infrastructure enhancement projects to facilitate a transition to new feed sources and expanded tailing storage facility (TSF) infrastructure.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 5

4E PGM production from Platinum Mile for Q1 2025 of 7,928 4Eoz was 33% lower than for Q1 2024 as a result of excessive rainfall which affected throughput and yield from the East tailings facility. The Platinum Mile chrome extraction plant, commissioned at the end of 2023 is in build-up phase and produced 23kt of chrome in Q1 2025, 25% higher year-on-year, with the plan to increase production to 120kt per year. AISC of R15,641/4Eoz (US$846/4Eoz) for Q1 2025 was 66% higher than for Q1 2024, despite by-product credits increasing by 23% to R86 million (US$5 million) due to lower PGM production and higher unit chrome cost.
Attributable PGM production from Mimosa for Q1 2025 of 28,258 4Eoz was 6% lower than for Q1 2024 with unit costs well controlled, declining by 6% to US$88/tonne (R1,627/tonne). AISC decreased by 11% to US$1,107/4Eoz (R20,454/4Eoz) for Q1 2025 with sustaining capital expenditure decreasing by 50% to US$5 million (R84 million) following the commissioning of the new tailings storage facility in April 2024.
Total chrome production from the SA PGM operations for Q1 2025 of 569kt was 9% lower year-on-year, primarily due to the impact of heavy rainfall during Q1 2025, which impacted chrome production from surface sources primarily. Total chrome sales of 504kt for Q1 2025 were 21% lower than sales of 638kt for Q1 2024, due to lower production and logistical constraints, due to wet material not drying quick enough to be transported, affecting sales and resulting in the accumulation of stockpiles. Chrome revenue of R920 million (US$50 million) for Q1 2025 was 41% lower than for Q1 2024, due to lower sales volumes and a 20% lower average chrome market price of US$231/tonne for Q1 2025 compared to US$288/tonne for Q1 2024.
SA gold operations
Gold production from the SA gold operations (excluding DRDGOLD) of 3,297kg (106,001oz) for Q1 2025 was 15% lower than for Q1 2024. Ore pass blockages at the Kloof main shaft severely impacted logistics and ventilation, constraining production, with production from Driefontein 5 impacted by a pump station fire and lower grades at Driefontein 1 shaft. Production from the SA gold operations (including DRDGOLD) for Q1 2025 of 4,389kg (141,110oz) was 14% lower than for Q1 2024.
AISC (excluding DRDGOLD) of R1,541,202/kg (US$2,594/oz) was 16% higher than for Q1 2024, primarily due to 22% lower gold sold year-on-year with gold sold 69kg (2,218 oz) lower than gold produced for Q1 2025 due to normal timing differences. AISC (including DRDGOLD) for Q1 2025 of R1,421,028/kg (US$2,392/oz) was 15% higher year-on-year.
Adjusted EBITDA from the SA gold operations (including DRDGOLD) of R1.8 billion (US$98 million) for Q1 2025, was 178% higher than adjusted EBITDA of R652 million (US$35 million) for Q1 2024. The substantial financial leverage of the managed SA gold operations (excluding DRDGOLD) to the gold price, is evident from the 6x increase in adjusted EBITDA to R1.1 billion (US$57 million) for Q1 2025 from R163 million (US$9 million) for Q1 2024, compared with the 34% increase in the average gold price for Q1 2025 to R1,680,607/kg (US$2,829/oz), and the adjusted EBITDA margin increasing to 19% for Q1 2025 from 3% for Q1 2024.
For Q2 2025 to date, the average spot gold price of R1,948,803/kg is 16% higher than the average price received for Q1 2025, which if sustained, implies increased profitability from the SA gold operations.
Capital expenditure for Q1 2025 (excluding DRDGOLD) of R769 million (US$42 million) was 22% lower than for Q1 2024 with project capital decreasing from R213 million (US$11 million) for Q1 2024 to zero for Q1 2025 as a result of the Burnstone project being placed on care and maintenance in H2 2024. ORD expenditure and sustaining capital of R664 million (US$36 million) and R105 million (US$6 million) respectively were in line with the prior period reflecting ongoing expenditure to maintain flexibility and optimise the remaining mine lives.
Production from the Driefontein operation declined by 12% to 1,378 kg (44,304 oz) due to a fire at the Driefontein 5 shaft pump chamber, which disrupted production in January 2025 with normal working conditions re-established in the second week of February. During March 2025 stoping crews were negatively impacted at 5 shaft, further delaying the post fire ramp-up, by a section 54 order that was issued following a fatal incident on 12 March 2025. Driefontein 5 shaft is expected to increase production gradually over the remainder of the year. Production at Driefontein 1 shaft was impacted by lower grades associated with mining through lower grade slope facies compared with proportionally higher grade terrace facies for Q1 2024. Production from the Driefontein operation is expected to stabilise over the course of 2025.
AISC of R1,482,301/kg (US$2,495/oz) was 15% higher year-on-year, primarily as a result of lower production and 19% less gold sold due to aforementioned operational challenges. Total operating costs from the Driefontein operation increased by only 1% to R1.6 billion (US$89 million) well below annual inflationary cost increases. ORD increased by 2% to R405 million (US$22 million) with sustaining capital expenditure decreasing by 23% to R50 million (US$3 million).
The Kloof operation is undergoing a planned transition to extend its LOM, by accessing secondary reef horizons, which were historically ignored due to Kloof's extremely high grade primary Ventersdorp contact reef (VCR) and Carbon leader (CL) reefs. During this transition, AISC is forecast to be higher than LOM averages due to elevated ORD required to access and develop necessary flexibility for sustainable production from the secondary reefs.
Underground production from the Kloof operation for Q1 2025 of 721kg (23,181oz) was 25% or 240kg (7,716oz) lower year-on-year. This was primarily due to material blocking the primary ore pass system at the Kloof 1 shaft as a result of ore pass scaling, which impacted ventilation and resulted in logistical constraints, resulting in accumulations of mined material underground . As a result, production from Kloof 1 shaft was 38% or 226kg (7,266oz) lower than for Q1 2024. This was compounded by section 54 order following the fatal incident in January 2025 restricting operations with Kloof 1 shaft initially only being able to deploy 17 of 54 crews. By the end of Q1 2025, 49/54 crews were deployed with production ramping up during Q1 2025. Production from surface sources of 101kg (3,247oz), which is now being processed at the Ezulwini plant, was 42% lower year-on-year due to depletion of surface rock dumps, in line with plan.
AISC of R2,012,712/kg (US$3,388/oz) for Q1 2025 was 27% higher than for Q1 2024 due to 38% less gold sold and 114kg (3,665oz) less gold sold than produced due to timing differences. Total operating cost decreased by R100 million (US$4 million) year-on-year, following the full closure of Kloof 4 shaft and the K2 plant in mid 2024 and the current ramp down of production from Kloof 7 shaft which will be closed at the end of 2025. For Q1 2025, ORD was 1% higher year-on-year at R208 million (US$11 million) and sustaining capital was 24% higher at R47 million (US$3 million).
Underground production from the Beatrix operation for Q1 2025 of 885kg (28,453oz) was 2% lower than for Q1 2024 with tons milled 7% lower partially offset by the yield which was 5% higher. Improved mining quality by maintaining stoping widths and stricter control of dilution has resulted in the yield improving. AISC for Q1 2025 increased by 12% year-on-year to R1,241,150/kg (US$2,089/oz) primarily due to 10% lower gold sold compared to the prior period with ORD declining by 18% to R51 million (US$3 million) in line with the life-of-mine plan. Sustaining capital increased from R3 million (US$0.2 million) to R8 million (US$0.4 million).
Gold production from the Cooke operation for Q1 2025 decreased by 26% to 212kg (6,816oz) due to mining of a lower grade zone and lower purchases of higher grade third party material. AISC increased by 18% to R1,600,000/kg (US$2,693/oz) compared to Q1 2024. This was primarily as a result of lower production and higher aggregate purchase costs of third party gold bearing material linked to the 33% higher gold price achieved.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 6

DRDGOLD’s production for Q1 2025 of 1,092kg (35,109oz), was 11% lower than for Q1 2024 as a result of a 22% decrease in yield, partially offset by a 13% increase in tonnes milled. This was consistent with the planned transition at ERGO to mainly higher volume, lower grade sites, following the depletion of remnant higher-grade sites during the previous year. AISC for Q1 2025 increased by 18% to R1,071,235/kg (US$1,803/oz), primarily due to the 9% decrease in gold sold. Sustaining capital of R62 million (US$3 million) was in line with Q1 2024, mostly for the construction of water pipeline infrastructure from Ergo’s central water facility to the 4A8 pump station at the legacy City Deep site. Project capital was 20% higher in Q1 2025 at R387 million (US$21 million) mainly on the construction of FWGR’s new regional tailings storage facility (RTSF) and the pump station and pipeline infrastructure forming part of it, and Phase II of FWGR’s Driefontein 2 Plant, designed to double its throughput capacity to 1.2Mtpm by 2028.
European region
Sandouville nickel refinery and the GalliCam project
The ramp-down of the Sandouville nickel refinery progressed during Q1 2025 and is anticipated to be completed during H1 2025. A headcount reduction plan was initiated in Q1 2025, with a voluntary leave plan agreed upon with the unions in April 2025, allowing up to 90 headcount reductions from a base of 202 employees at the beginning of 2025. In addition, temporary workforce loans are being implemented to companies in the neighbourhood.
The last nickel matte delivery was received in early January 2025. Matte inventories were processed until the end of March 2025 and the remaining solution is being transformed into final product which is expected to be completed during Q2 2025.
For Q1 2025, 946 tonnes of nickel products were produced at an AISC of US$24,623/tNi (R455,026/tNi). Total nickel sold was 1,134 tonnes at an average nickel equivalent basket price of US$17,942/tNi (R331,570/tNi), 6% lower year-on-year and 188 tonnes more than produced. This destocking and zero purchase of matte during the quarter resulted in working capital requirements declining from US$13.3 million in Q1 2024 to US$3.5 million in Q1 2025. An adjusted EBITDA loss of US$10 million (R181 million) was consistent with Q1 2024, with adjusted EBITDA losses expected to reduce in H2 2025 following the plant being placed on care and maintenance.
The pre-feasibility study to assess the potential repurposing the Sandouville plant to produce precursor cathode active material (pCAM) (the GalliCam project) is expected to be completed in Q4 2025. The agreement for the €144 million conditional grant awarded for the GalliCam project has been signed with EU for the Innovation Fund.
The GalliCam project and the Keliber lithium project were both designated as 'Strategic projects' by the European commission in connection with the Critical Raw Materials Act during Q1 2025, confirming their significance to Europe.
Keliber lithium project
The completion of the construction/development stage of the Keliber lithium project is well advanced, with hot commissioning of the refinery planned for Q1 2026. At the lithium refinery in Kokkola, the main equipment installation has been completed and office and laboratory buildings have been approved for use. Pre-commissioning activities for the refinery started in Q1 2025 and cold commissioning is planned to commence during Q2 2025.
Similarly, the construction works on the second phase of the Keliber lithium project comprising the concentrator in Päiväneva and the development of the Syväjärvi open pit mine are progressing well.
The Keliber lithium project has received all key permits, but some permit conditions remain subject to further review by the permitting authority:
•Rapasaari-Päiväneva environmental permit (EP) is legally valid since April 2024 following Vaasa administrative court ruling which also included sending certain permit conditions back to the permitting authority for further review
•For the Päiväneva concentrator, the application concerning the permit conditions subject to further review was submitted in May 2024. The hearing process was completed in Q1 2025 and the permit decision is expected in Q2 2025. The EP allows the construction of the concentrator, but commencement of production is subject to the permitting authority’s review and the issuing of an enforceable permit decision
•For the Rapasaari mine, the application concerning the permit conditions subject to further review was submitted in Q1 2025
•Syväjärvi mine is planned to supply all feedstock to the concentrator for the first five years in an updated production schedule to mitigate the risk of a potential Rapasaari permit delay
As communicated in February 2025, a review of the capital requirements to complete the construction stage of the Keliber lithium project was undertaken during March 2025 to ensure that capital expenditure increases resulting from additional regulatory requirements and changes to the scope of the project were incorporated in the final project capex forecasts. Revised total capital for the development/construction stage of the project (excluding interest to be capitalised) to the hot commissioning stage of the refinery, currently expected in H1 2026, has increased by €116 million (R3.2 billion) to €783 million (R15.2 billion) from €667 million (R13.0 billion). Total aggregated project capital expenditure at the end of Q1 2025, was €508 million (R9.9 billion).
Reviewed capital expenditure for 2025 is forecast at €300 million (R5.9 billion) (previously €215 million (R4.3 billion)) with capital expenditure (including capitalised interest and other capitalised expenditure outside the initial scope of the project, e.g. exploration) for Q1 2025 of €73 million (R1.4 billion).
Australian region
Century zinc tailings retreatment operation
The Century operation delivered a strong operational performance for Q1 2025, with resilience measures effectively reducing the wet season's impacts, and production of 25 kt of payable zinc, a 51% increase compared to the 16kt produced in Q1 2024, when production was impacted by severe regional weather.
Sales for the quarter totalled 10 kt of payable zinc metal, which was 15kt lower than production due to the timing of shipments (US$40m concentrate inventory built up at the Karumba port by end of Q1 2025). AISC for Q1 2025 of US$1,738/tZn (R32,127/tZn) was 32% lower than for Q1 2024, due to the substantial increase in payable zinc production year-on-year.
Actions taken during 2024 to minimise future impacts of heavy rains on the operations during the wet season (particularly during the first quarter of the year), included the addition of two satellite slurry winning pontoons (separate mining systems, less affected by rain events), additional dewatering infrastructure, an improved debris removal system, and additional water diversion bunds, which have had a very positive impact. We expect the strong operational and financial performance for Q1 2025 to continue through 2025.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 7

Strong zinc prices and record low treatment charges (TCs) led to a 28% increase in the average equivalent zinc concentrate price received. This coupled with solid production resulted in materially lower AISC, and a notable increase of US$24 million (R440 million) in adjusted EBITDA year-on-year to US$10 million (R178 million) for Q1 2025, compared with a loss of US$14 million (R262 million) for Q1 2024. Supportive zinc prices and low TC's together with approximately US$40m of zinc concentrate inventory to be monetised over coming quarters, suggest a meaningful financial contribution from the Century operation for 2025 including positive free cash flow.
Options to leverage the existing infrastructure (processing plant, pipeline and port infrastructure) and extend the life of the assets beyond the current zinc retreatment operations are being actively explored. This includes opportunities to potentially utilise the Century operation infrastructure to access the extensive largely undeveloped phosphate resources in the region, with a feasibility study (AACE Class 2 Estimate) currently underway and forecast to be complete by year end.
Mt Lyell copper project
The Mt Lyell feasibility study (AACE Class 2 Estimate) is progressing and is expected to be completed during H2 2025.
OPERATING GUIDANCE FOR 2025*

Operating guidance for the 2025 year is unchanged apart from the SA gold operations (lower production and higher AISC, no change to capital), and the increased capital forecast for the Keliber lithium project:
•PGM production from the US PGM operations for 2025, is forecast to be between 255,000 2Eoz and 270,000 2Eoz, with AISC between US$1,420/2Eoz to US$1,460/2Eoz excluding possible S45X credit and AISC of between US$1,320/2Eoz to US$1,360/2Eoz including possible S45X credit. Capital expenditure is forecast to be between US$100 million and US$110 million (R1.8 billion – R2.0 billion)
•3E PGM production for the US PGM recycling operations is forecast to be between 300,000 3Eoz and 350,000 3Eoz fed for 2025. Capital expenditure is forecast at US$1.5 million (R27 million)
•The Reldan recycling operation is forecast to produce: 120,000 to 130,000 oz gold, 2 to 2.3Moz silver, 35,000 to 40,000 3E PGM and 3 to 3.2Mlbs copper. Capital expenditure is forecast at US$2.8 million (R51 million)
•PGM production from the SA PGM operations for 2025 is forecast to be between 1.75 million 4Eoz and 1.85 million 4Eoz, including Mimosa attributable production and third party PoC, with forecast AISC (excluding Mimosa and cost of third party PoC) forecast between R23,500/4Eoz and R24,500/4Eoz (US$1,288/4Eoz and US$1,343/4Eoz). Capital expenditure (excluding Mimosa) is forecast at R6.5 billion (US$356 million) that include project capital of R1.42 billion (US$78 million)
•Gold production from the managed SA gold operations (excluding DRDGOLD) for 2025 has been revised lower to between 16,000kg (514koz) and 17,000kg (546koz). The revised AISC is forecast to be between R1,360,000/kg and R1,480,000/kg (US$2,319/oz and US$2,524/oz). Capital expenditure is unchanged and forecast at R3.5 billion (US$192 million)
•The production ramp-down at the Sandouville nickel refinery is forecast to be completed in H1 2025. The final matte will be processed during Q1 2025 and the ramp-down is expected to be completed by the end of H1 2025. Capital expenditure of €10 million (R198 million) is forecast for the GalliCam project costs
•Capital expenditure at the Keliber lithium project for 2025 has been increased from approximately €215 million (R4.3 billion) to €300 million (R5.9 billion) due to additional regulatory requirements and changes to scope of the project
•Production from the Century zinc tailings retreatment operation is forecast at between 88.3 and 97.8 kilotonnes of payable zinc metal at an AISC of between A$3,400 and A$3,700/tZn (US$2,175 and US$2,367/tZn or R39,678 and R43,179/tZn) and capital expenditure of A$8 million (US$5.7 million or R93 million). Project capital on the Mount Lyell copper/gold project for 2025 is forecast to be A$6 million (US$4.3 million or R70 million)
Source: Company forecasts,
Guidance does not take into account the impact of unplanned events
* The guidance has been translated where relevant at an average exchange rate of R18.24/US$, R19.80/€ and R11.67/A$

Notes:
•US PGM AISC are impacted by tax and royalties paid based on PGM prices, current guidance was based on spot 2E PGM prices of US$950/oz
•SA PGM operations production guidance and costs include third party POC (exclude cost of purchasing third party material).Production includes 50% of the attributable Mimosa production, while Mimosa is excluded from AISC and capital due to it being equity accounted
•Normal processes at the Sandouville nickel refinery will cease during Q1 2025/H1 2025 and the GalliCam studies to evaluate the viability of producing pCAM are being conducted.GalliCam study cost excludes the care and maintenance costs of the refinery
•Mount Lyell was an operating copper mine which closed and is currently under care and maintenance

NEAL FRONEMAN
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 8

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

US and SA PGM operations

			US and SA PGM opera-tions[1]	US PGM operations	Total SA PGM operations[1]			Rustenburg including Kroondal[3]		Marikana[1]		Plat Mile	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table
Production
Tonnes milled/treated	kt	Mar 2025	8,394	184	8,209	4,090	4,119	2,428	1,269	1,315	728	2,122	347
		Dec 2024	8,482	197	8,285	4,365	3,920	2,473	1,293	1,533	941	1,686	359
		Mar 2024	8,855	324	8,531	4,110	4,421	2,328	1,349	1,424	1,015	2,057	358
Plant head grade	g/t	Mar 2025	2.27	13.91	2.01	3.15	0.88	2.84	0.99	3.67	1.07	0.74	3.39
		Dec 2024	2.50	12.95	2.26	3.36	1.02	2.99	1.07	3.97	1.15	0.92	3.39
		Mar 2024	2.38	12.98	1.98	3.17	0.87	2.87	1.05	3.59	0.87	0.76	3.42
Plant recoveries	%	Mar 2025	73.07	90.90	70.90	84.24	23.33	83.81	34.12	86.94	21.86	15.70	74.65
		Dec 2024	75.10	91.01	72.52	85.54	25.84	85.22	30.22	87.60	26.70	21.04	75.58
		Mar 2024	75.54	90.25	71.69	84.37	29.05	84.66	36.26	86.22	26.85	23.46	76.27
Yield	g/t	Mar 2025	1.66	12.64	1.43	2.65	0.21	2.38	0.34	3.19	0.23	0.12	2.53
		Dec 2024	1.88	11.79	1.64	2.87	0.26	2.54	0.32	3.48	0.31	0.19	2.56
		Mar 2024	1.80	11.71	1.42	2.67	0.25	2.43	0.38	3.10	0.23	0.18	2.61
PGM production[4]	4Eoz - 2Eoz	Mar 2025	448,114	71,991	376,123	348,940	27,183	185,811	13,780	134,871	5,475	7,928	28,258
		Dec 2024	512,275	75,727	436,548	403,328	33,220	202,350	13,441	171,415	9,287	10,492	29,563
		Mar 2024	511,856	122,543	389,313	353,382	35,931	181,734	16,516	141,666	7,621	11,794	29,982
PGM sold[5]	4Eoz - 2Eoz	Mar 2025	473,028	57,750	415,278			209,849	13,480	164,716		7,928	19,305
		Dec 2024	557,512	120,508	437,004			141,543	23,105	232,758		10,492	29,106
		Mar 2024	640,537	129,321	511,216			208,108	24,563	238,129		11,794	28,622
Price and costs[6]
Average PGM basket price[7]	R/4Eoz - R/2Eoz	Mar 2025	24,248	17,889	25,165			25,421	23,544	25,086		23,329	23,195
		Dec 2024	22,556	18,166	23,885			24,004	22,420	23,972		22,333	22,403
		Mar 2024	22,787	18,313	24,004			24,305	21,894	24,008		22,265	21,869
	US$/4Eoz - US$/2Eoz	Mar 2025	1,312	968	1,362			1,376	1,274	1,357		1,262	1,255
		Dec 2024	1,262	1,016	1,336			1,343	1,254	1,341		1,249	1,253
		Mar 2024	1,208	971	1,273			1,289	1,161	1,273		1,181	1,160
Operating cost[8]	R/t	Mar 2025	1,343	8,276	1,181			2,041	244	1,895		69	1,627
		Dec 2024	1,424	9,652	1,219			2,070	232	1,653		91	1,641
		Mar 2024	1,396	7,642	1,149			1,984	253	1,752		76	1,762
	US$/t	Mar 2025	73	448	64			110	13	103		4	88
		Dec 2024	80	540	68			116	13	92		5	92
		Mar 2024	74	405	61			105	13	93		4	93
	R/4Eoz - R/2Eoz	Mar 2025	25,742	21,197	26,683			26,667	22,496	27,582		18,416	19,994
		Dec 2024	23,960	25,117	23,745			25,303	22,320	22,634		14,678	19,924
		Mar 2024	24,616	20,189	26,126			25,422	20,647	28,609		13,227	21,013
	US$/4Eoz - US$/2Eoz	Mar 2025	1,393	1,147	1,444			1,443	1,217	1,493		997	1,082
		Dec 2024	1,340	1,405	1,328			1,415	1,248	1,266		821	1,114
		Mar 2024	1,305	1,070	1,385			1,348	1,095	1,517		701	1,114
All-in sustaining cost[8,9]	R/4Eoz - R/2Eoz	Mar 2025	24,449	23,725	24,599			25,131		24,375		15,641	20,454
		Dec 2024	24,201	27,890	23,514			24,445		23,093		11,247	20,702
		Mar 2024	23,710	25,183	23,207			21,458		26,606		9,412	23,447
	US$/4Eoz - US$/2Eoz	Mar 2025	1,323	1,284	1,331			1,360		1,319		846	1,107
		Dec 2024	1,354	1,560	1,315			1,367		1,292		629	1,158
		Mar 2024	1,257	1,335	1,230			1,138		1,411		499	1,243
All-in cost[8,9]	R/4Eoz - R/2Eoz	Mar 2025	24,839	23,684	25,079			25,146		25,544		15,641	20,454
		Dec 2024	24,673	28,259	24,006			24,542		24,045		11,247	20,702
		Mar 2024	24,152	25,648	23,641			21,458		27,651		9,412	23,447
	US$/4Eoz - US$/2Eoz	Mar 2025	1,344	1,282	1,357			1,361		1,382		846	1,107
		Dec 2024	1,380	1,581	1,343			1,373		1,345		629	1,158
		Mar 2024	1,281	1,360	1,254			1,138		1,466		499	1,243
Capital expenditure[6]
Ore reserve development	Rm	Mar 2025	868	320	548			175		373		—	—
		Dec 2024	889	283	606			190		416		—	—
		Mar 2024	1,146	601	545			145		400		—	—
Sustaining capital	Rm	Mar 2025	516	46	470			261		204		5	84
		Dec 2024	1,234	118	1,116			552		538		26	127
		Mar 2024	639	209	430			275		151		4	170
Corporate and projects	Rm	Mar 2025	167	—	167			3		164		—	—
		Dec 2024	224	26	198			21		170		—	—
		Mar 2024	211	57	154			—		154		—	—
Total capital expenditure	Rm	Mar 2025	1,551	366	1,185			439		741		5	84
		Dec 2024	2,347	427	1,920			763		1,124		26	127
		Mar 2024	1,996	867	1,129			420		705		4	170
	US$m	Mar 2025	84	20	64			24		40		—	5
		Dec 2024	131	24	107			43		63		1	7
		Mar 2024	106	46	60			22		37		—	9
Average exchange rate for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 9

2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below. The US Reldan operations salient features are separately disclosed below
3Rustenburg including Kroondal, now includes 100% of production and costs of Kroondal. Refer to page 21 - 23 for the split of Rustenburg and Kroondal prior reporting periods
4Production per product – see prill split in the table below
5PGM sold includes the third party PoC ounces sold
6The US and SA PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
7The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
8Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro-forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
9All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”

Mining – PGM Prill split including third party PoC, excluding recycling operations

	US AND SA PGM OPERATIONS						TOTAL SA PGM OPERATIONS						US PGM OPERATIONS
	Mar 2025		Dec 2024		Mar 2024		Mar 2025		Dec 2024		Mar 2024		Mar 2025		Dec 2024		Mar 2024
	oz	%	oz	%	oz	%	oz	%	oz	%	oz	%	oz	%	oz	%	oz	%
Platinum	250,323	54%	290,740	54%	273,226	51%	234,042	59%	273,534	60%	245,406	59%	16,281	23%	17,206	23%	27,820	23%
Palladium	173,305	37%	193,982	36%	219,709	41%	117,595	30%	135,461	30%	124,986	30%	55,710	77%	58,521	77%	94,723	77%
Rhodium	35,114	8%	40,718	8%	37,265	7%	35,114	9%	40,718	9%	37,265	9%
Gold	7,125	2%	8,035	2%	7,261	1%	7,125	2%	8,035	2%	7,261	2%
PGM production 4E/2E	465,867	100%	533,475	100%	537,461	100%	393,876	100%	457,748	100%	414,918	100%	71,991	100%	75,727	100%	122,543	100%
Ruthenium	55,945		65,527		59,415		55,945		65,527		59,415
Iridium	13,367		15,145		15,123		13,367		15,145		15,123
Total 6E/2E	535,179		614,147		611,999		463,188		538,420		489,456		71,991		75,727		122,543
Figures may not add as they are rounded independently

US PGM Recycling
	Unit	Mar 2025	Dec 2024	Mar 2024
Average catalyst fed/day	Tonne	9.3	10.3	10.7
Total processed	Tonne	839	948	988
Tolled	Tonne	—	—	—
Purchased	Tonne	839	948	988
PGM fed	3Eoz	74,717	79,770	77,873
PGM sold	3Eoz	57,171	86,270	77,245
PGM tolled returned	3Eoz	713	—	—

US RELDAN OPERATIONS[1]
	Unit	Mar 2025	Dec 2024	Mar 2024
Volume sold:
Gold	oz	28,023	34,806	10,653
Silver	oz	464,407	371,433	404,405
Platinum	oz	5,981	3,442	931
Palladium	oz	8,638	5,707	1,680
Other (Rhodium, Ruthenium, Iridium)	oz	1	25	32
Copper	Lbs	747,577	729,623	161,061
Mixed scrap	Lbs	621,663	1,382,364	738,905

1 The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. The quarter ended 31 March 2024 include the volume sold since acquisition and is therefore not comparable to the quarter ended March 2025.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 10

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

SA gold operations

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Mar 2025	7,894	741	7,153	240	1	200	204	301	—	902	6,046
		Dec 2024	8,730	931	7,800	270	—	298	237	363	4	1,190	6,368
		Mar 2024	7,541	882	6,659	276	21	284	347	322	30	932	5,330
Yield	g/t	Mar 2025	0.56	4.03	0.20	5.73	—	3.61	0.50	2.94	—	0.23	0.18
		Dec 2024	0.64	4.34	0.20	5.91	4.74	4.36	0.32	3.15	0.26	0.22	0.20
		Mar 2024	0.68	3.87	0.26	5.62	0.57	3.39	0.50	2.79	0.13	0.31	0.23
Gold produced	kg	Mar 2025	4,389	2,984	1,405	1,378	—	721	101	885	—	212	1,092
		Dec 2024	5,630	4,039	1,591	1,597	1	1,299	77	1,143	1	267	1,245
		Mar 2024	5,117	3,412	1,705	1,551	12	961	174	900	4	288	1,227
	oz	Mar 2025	141,110	95,938	45,172	44,304	—	23,181	3,247	28,453	—	6,816	35,109
		Dec 2024	181,009	129,857	51,152	51,345	32	41,764	2,476	36,748	32	8,584	40,028
		Mar 2024	164,515	109,698	54,817	49,866	386	30,897	5,594	28,936	129	9,259	39,449
Gold sold	kg	Mar 2025	4,337	2,880	1,457	1,352	4	624	84	904	—	260	1,109
		Dec 2024	5,642	4,037	1,605	1,669	2	1,292	69	1,076	1	255	1,278
		Mar 2024	5,343	3,605	1,738	1,648	26	962	184	995	4	306	1,218
	oz	Mar 2025	139,438	92,594	46,844	43,468	129	20,062	2,701	29,064	—	8,359	35,655
		Dec 2024	181,394	129,793	51,602	53,660	64	41,539	2,218	34,594	32	8,198	41,089
		Mar 2024	171,781	115,903	55,878	52,984	836	30,929	5,916	31,990	129	9,838	39,160
Price and costs
Gold price received	R/kg	Mar 2025	1,682,730			1,678,466		1,690,678		1,680,310		1,665,385	1,688,909
		Dec 2024	1,521,269			1,432,675		1,413,666		1,454,968		1,525,490	1,532,081
		Mar 2024	1,254,539			1,252,688		1,253,927		1,252,252		1,251,634	1,260,263
	US$/oz	Mar 2025	2,832			2,825		2,846		2,828		2,803	2,843
		Dec 2024	2,646			2,492		2,459		2,531		2,654	2,665
		Mar 2024	2,069			2,066		2,068		2,065		2,064	2,078
Operating cost[1]	R/t	Mar 2025	712	5,514	215	6,840	—	6,798	521	3,602	—	370	181
		Dec 2024	639	4,300	203	5,933	—	4,534	384	2,891	256	317	175
		Mar 2024	745	4,569	238	5,884	334	5,017	406	3,046	302	401	198
	US$/t	Mar 2025	39	298	12	370	—	368	28	195	—	20	10
		Dec 2024	36	240	11	332	—	254	21	162	14	18	10
		Mar 2024	39	242	13	312	18	266	22	162	16	21	11
	R/kg	Mar 2025	1,281,385	1,369,638	1,093,950	1,193,033	—	1,884,882	1,049,505	1,224,859	—	1,575,472	1,004,579
		Dec 2024	991,474	990,592	993,715	1,003,757	—	1,039,261	1,181,818	916,885	1,000,000	1,411,985	893,173
		Mar 2024	1,097,714	1,180,832	931,378	1,047,066	583,333	1,481,790	810,345	1,090,000	2,250,000	1,298,611	861,451
	US$/oz	Mar 2025	2,157	2,305	1,841	2,008	—	3,172	1,766	2,062	—	2,652	1,691
		Dec 2024	1,725	1,723	1,729	1,746	—	1,808	2,056	1,595	1,740	2,456	1,554
		Mar 2024	1,810	1,947	1,536	1,727	962	2,444	1,336	1,798	3,711	2,142	1,421
All-in sustaining cost[1,2]	R/kg	Mar 2025	1,421,028			1,482,301		2,012,712		1,241,150		1,600,000	1,071,235
		Dec 2024	1,209,323			1,314,782		1,330,639		1,117,920		1,478,431	986,698
		Mar 2024	1,236,571			1,292,115		1,580,279		1,112,112		1,356,209	906,404
	US$/oz	Mar 2025	2,392			2,495		3,388		2,089		2,693	1,803
		Dec 2024	2,104			2,287		2,315		1,945		2,572	1,716
		Mar 2024	2,039			2,131		2,606		1,834		2,237	1,495
All-in cost[1,2]	R/kg	Mar 2025	1,498,501			1,482,301		2,012,712		1,241,150		1,600,000	1,420,198
		Dec 2024	1,310,528			1,314,782		1,330,639		1,117,920		1,478,431	1,394,366
		Mar 2024	1,337,451			1,292,115		1,580,279		1,112,112		1,356,209	1,170,772
	US$/oz	Mar 2025	2,522			2,495		3,388		2,089		2,693	2,390
		Dec 2024	2,280			2,287		2,315		1,945		2,572	2,426
		Mar 2024	2,206			2,131		2,606		1,834		2,237	1,931
Capital expenditure
Ore reserve development	Rm	Mar 2025	664			405		208		51		—	—
		Dec 2024	686			392		247		47		—	—
		Mar 2024	665			398		205		62		—	—
Sustaining capital	Rm	Mar 2025	167			50		47		8		—	62
		Dec 2024	295			96		80		40		—	79
		Mar 2024	168			65		38		3		—	62
Corporate and projects[3]	Rm	Mar 2025	387			—		—		—		—	387
		Dec 2024	557			—		—		—		—	521
		Mar 2024	535			—		—		—		—	322
Total capital expenditure	Rm	Mar 2025	1,218			455		255		59		—	449
		Dec 2024	1,538			488		327		87		—	600
		Mar 2024	1,368			463		243		65		—	384
	US$m	Mar 2025	66			25		14		3		—	24
		Dec 2024	86			27		18		5		—	34
		Mar 2024	73			25		13		3		—	20
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Corporate project expenditure for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was zero, R36 million (US$2 million) and R213 million (US$11 million), respectively, the majority of which related to the Burnstone project
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 11

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

European operations

Sandouville nickel refinery
Metals split
	Mar 2025		Dec 2024		Mar 2024
Volumes produced (tonnes)		%		%		%
Nickel salts[1]	331	35%	353	25%	344	15%
Nickel metal	615	65%	1,043	75%	1,935	85%
Total Nickel production tNi	946	100%	1,396	100%	2,279	100%
Nickel cakes[2]	—		39		106
Cobalt chloride (CoCl2)[3]	3		13		45
Ferric chloride (FeCl3)[3]	—		191		358

Volumes sales (tonnes)
Nickel salts[1]	385	34%	423	31%	417	17%
Nickel metal	749	66%	933	69%	1,989	83%
Total Nickel sold tNi	1,134	100%	1,356	100%	2,406	100%
Nickel cakes[2]	51		39		—
Cobalt chloride (CoCl2)[3]	2		2		24
Ferric chloride (FeCl3)[3]	—		191		358

Nickel equivalent basket price	Unit	Mar 2025	Dec 2024	Mar 2024
Nickel equivalent average basket price[4]	R/tNi	331,570	328,909	359,933
	US$/tNi	17,942	18,395	19,084

Nickel equivalent sustaining cost	Rm	Mar 2025	Dec 2024	Mar 2024
Cost of sales, before amortisation and depreciation		521	695	1,036
Share-based payments		(19)	17	(1)
Rehabilitation interest and amortisation		1	1	1
Leases		5	5	5
Sustaining capital expenditure		28	34	62
Less: By-product credit		(20)	(23)	(46)
Nickel equivalent sustaining cost		516	729	1,057
Nickel Products sold	tNi	1,134	1,356	2,406
Nickel equivalent sustaining cost[5]	R/tNi	455,026	537,611	439,318
	US$/tNi	24,623	30,068	23,294

Nickel recovery yield[6]	%	80.98%	91.64%	97.24%
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
2Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
3Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
4The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
5The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance prepared in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature Nickel equivalent sustaining costs and Nickel equivalent sustaining costs per tonne should not be considered as a representation of financial performance
6Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 12

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Australian operations

Century zinc retreatment operation
Production
Ore mined and processed	kt	Mar 2025	1,973
		Dec 2024	1,104
		Mar 2024	1,373
Zinc ore grade processed	%	Mar 2025	3.01
		Dec 2024	2.97
		Mar 2024	2.97
Plant recoveries	%	Mar 2025	50.53
		Dec 2024	47.33
		Mar 2024	48.57
Concentrate produced[1]	kt	Mar 2025	64
		Dec 2024	34
		Mar 2024	42
Concentrate zinc grade[2]	%	Mar 2025	46.72
		Dec 2024	46.34
		Mar 2024	47.01
Zinc in concentrate produced[3]	kt	Mar 2025	30
		Dec 2024	16
		Mar 2024	20
Payable zinc production[4]	kt	Mar 2025	25
		Dec 2024	13
		Mar 2024	16
Payable zinc sales[5]	kt	Mar 2025	10
		Dec 2024	31
		Mar 2024	15
Price and costs
Average equivalent zinc concentrate price[6]	R/tZn	Mar 2025	51,883
		Dec 2024	49,558
		Mar 2024	41,346
	US$/tZn	Mar 2025	2,807
		Dec 2024	2,772
		Mar 2024	2,192
All-in sustaining cost[7,8]	R/tZn	Mar 2025	32,127
		Dec 2024	66,039
		Mar 2024	48,547
	US$/tZn	Mar 2025	1,738
		Dec 2024	3,693
		Mar 2024	2,574
All-in cost[7,8]	R/tZn	Mar 2025	32,328
		Dec 2024	66,428
		Mar 2024	48,547
	US$/tZn	Mar 2025	1,749
		Dec 2024	3,715
		Mar 2024	2,574
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently

1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Zinc in concentrate produced is the zinc metal contained in the concentrate produced
4Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
5Payable zinc sales is the payable quantity of zinc metal sold after applying smelter content deductions
6Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc sales
7All-in sustaining costs and all-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 13

ALL-IN COSTS – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM opera-tions[1]	US PGM operations[2]	Total SA PGM opera-tions[1]	Rustenburg including Kroondal[3]	Marikana[1]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[4]		Mar 2025	10,678	1,337	9,341	5,521	3,615	205	412	(412)
		Dec 2024	13,515	2,689	10,826	4,457	6,165	204	581	(581)
		Mar 2024	14,973	2,752	12,221	6,039	6,005	177	629	(629)
Royalties		Mar 2025	55	—	55	29	26	—	22	(22)
		Dec 2024	57	—	57	24	33	—	32	(32)
		Mar 2024	58	—	58	28	30	—	31	(31)
Carbon tax		Mar 2025	1	—	1	—	1	—	—	—
		Dec 2024	—	—	—	—	—	—	—	—
		Mar 2024	—	—	—	—	—	—	—	—
Community costs		Mar 2025	50	—	50	21	30	—	—	—
		Dec 2024	155	—	155	31	124	—	—	—
		Mar 2024	39	—	39	20	19	—	—	—
Inventory change		Mar 2025	1,014	189	825	1	824	—	153	(153)
		Dec 2024	(877)	(787)	(90)	1,367	(1,457)	—	8	(8)
		Mar 2024	(1,992)	(278)	(1,714)	(659)	(1,055)	—	1	(1)
Share-based payments[5]		Mar 2025	(59)	(45)	(14)	(5)	(6)	—	—	—
		Dec 2024	110	27	83	43	37	—	—	—
		Mar 2024	1	(1)	2	(3)	3	—	—	—
Rehabilitation interest and amortisation[6]		Mar 2025	66	9	57	38	19	—	2	(2)
		Dec 2024	36	11	25	20	5	—	2	(2)
		Mar 2024	43	12	31	20	11	—	1	(1)
Leases		Mar 2025	12	1	11	4	7	—	—	—
		Dec 2024	13	1	12	4	7	—	—	1
		Mar 2024	19	1	18	7	11	—	—	—
Ore reserve development		Mar 2025	868	320	548	175	373	—	—	—
		Dec 2024	889	283	606	190	416	—	—	—
		Mar 2024	1,146	601	545	145	400	—	—	—
Sustaining capital expenditure		Mar 2025	516	46	470	261	204	5	84	(84)
		Dec 2024	1,234	118	1,116	552	538	26	127	(127)
		Mar 2024	639	209	430	275	151	4	170	(170)
Less: By-product credit		Mar 2025	(2,597)	(149)	(2,448)	(1,029)	(1,333)	(86)	(95)	95
		Dec 2024	(3,026)	(230)	(2,796)	(1,413)	(1,271)	(112)	(138)	138
		Mar 2024	(3,016)	(210)	(2,806)	(1,618)	(1,118)	(70)	(129)	129
Total All-in-sustaining costs[7]		Mar 2025	10,604	1,708	8,896	5,016	3,760	124	578	(578)
		Dec 2024	12,106	2,112	9,994	5,275	4,597	118	612	(611)
		Mar 2024	11,910	3,086	8,824	4,254	4,457	111	703	(703)
Plus: Corporate cost, growth and capital expenditure		Mar 2025	164	(3)	167	3	164	—	—	—
		Dec 2024	228	28	200	21	172	—	—	7
		Mar 2024	213	57	156	—	156	—	—	—
Total All-in-costs[7]		Mar 2025	10,768	1,705	9,063	5,019	3,924	124	578	(578)
		Dec 2024	12,334	2,140	10,194	5,296	4,769	118	612	(604)
		Mar 2024	12,123	3,143	8,980	4,254	4,613	111	703	(703)
PGM production	4Eoz - 2Eoz	Mar 2025	465,867	71,991	393,876	199,591	158,099	7,928	28,258	—
		Dec 2024	533,475	75,727	457,748	215,791	201,902	10,492	29,563	—
		Mar 2024	537,461	122,543	414,918	198,250	174,892	11,794	29,982	—
	kg	Mar 2025	14,490	2,239	12,251	6,208	4,917	247	879	—
		Dec 2024	16,593	2,355	14,238	6,712	6,280	326	920	—
		Mar 2024	16,717	3,812	12,905	6,166	5,440	367	933	—
All-in-sustaining cost[7]	R/4Eoz - R/2Eoz	Mar 2025	24,232	23,725	24,331	25,131	23,783	15,641	20,454	—
		Dec 2024	24,024	27,890	23,340	24,445	22,768	11,247	20,702	—
		Mar 2024	23,469	25,183	22,923	21,458	25,484	9,412	23,447	—
	US$/4Eoz - US$/2Eoz	Mar 2025	1,311	1,284	1,317	1,360	1,287	846	1,107	—
		Dec 2024	1,344	1,560	1,305	1,367	1,273	629	1,158	—
		Mar 2024	1,244	1,335	1,215	1,138	1,351	499	1,243	—
All-in-cost[7]	R/4Eoz - R/2Eoz	Mar 2025	24,606	23,684	24,788	25,146	24,820	15,641	20,454	—
		Dec 2024	24,476	28,259	23,807	24,542	23,620	11,247	20,702	—
		Mar 2024	23,889	25,648	23,329	21,458	26,376	9,412	23,447	—
	US$/4Eoz - US$/2Eoz	Mar 2025	1,332	1,282	1,341	1,361	1,343	846	1,107	—
		Dec 2024	1,369	1,581	1,332	1,373	1,321	629	1,158	—
		Mar 2024	1,267	1,360	1,237	1,138	1,399	499	1,243	—
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown. The US Reldan operations cost and performance are also excluded from the above table
3Rustenburg including Kroondal, now includes 100% of production and costs of Kroondal. Refer to page 21 - 23 for the split of Rustenburg and Kroondal for prior reporting periods
4Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
7All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 14

ALL-IN COSTS – QUARTERS (continued)

Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM operations			Total SA PGM operations			Marikana
	Rm	Mar 2025	Dec 2024	Mar 2024	Mar 2025	Dec 2024	Mar 2024	Mar 2025	Dec 2024	Mar 2024
Cost of sales, before amortisation and depreciation as reported per table above		10,678	13,515	14,973	9,341	10,826	12,221	3,615	6,165	6,005
Inventory change as reported per table above		1,014	(877)	(1,992)	825	(90)	(1,714)	824	(1,457)	(1,055)
Less: Chrome cost of sales		(388)	(519)	(528)	(388)	(519)	(528)	(72)	(65)	(88)
Total operating cost including third party PoC		11,304	12,119	12,453	9,778	10,217	9,979	4,367	4,643	4,862
Less: Purchase cost of PoC		(496)	(553)	(591)	(496)	(553)	(591)	(496)	(553)	(591)
Total operating cost excluding third party PoC		10,808	11,566	11,862	9,282	9,664	9,388	3,871	4,090	4,271

PGM production as reported per table above	4Eoz- 2Eoz	465,867	533,475	537,461	393,876	457,748	414,918	158,099	201,902	174,892
Less: Mimosa production		(28,258)	(29,563)	(29,982)	(28,258)	(29,563)	(29,982)	—	—	—
PGM production excluding Mimosa		437,609	503,912	507,479	365,618	428,185	384,936	158,099	201,902	174,892
Less: PoC production		(17,753)	(21,200)	(25,605)	(17,753)	(21,200)	(25,605)	(17,753)	(21,200)	(25,605)
PGM production excluding Mimosa and third party PoC		419,856	482,712	481,874	347,865	406,985	359,331	140,346	180,702	149,287

PGM production including Mimosa and excluding third party PoC		448,114	512,275	511,856	376,123	436,548	389,313	140,346	180,702	149,287

Tonnes milled/treated	kt	8,394	8,482	8,855	8,209	8,285	8,531	2,043	2,474	2,438
Less: Mimosa tonnes		(347)	(359)	(358)	(347)	(359)	(358)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		8,046	8,123	8,497	7,862	7,926	8,174	2,043	2,474	2,438
Operating cost including third party PoC	R/4Eoz-R/2Eoz	25,831	24,050	24,539	26,744	23,861	25,924	27,622	22,996	27,800
	US$/4Eoz-US$/2Eoz	1,398	1,345	1,301	1,447	1,335	1,375	1,495	1,286	1,474
	R/t	1,405	1,492	1,466	1,244	1,289	1,221	2,138	1,877	1,994
	US$/t	76	83	78	67	72	65	116	105	106
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	25,742	23,960	24,616	26,683	23,745	26,126	27,582	22,634	28,609
	US$/4Eoz-US$/2Eoz	1,393	1,340	1,305	1,444	1,328	1,385	1,493	1,266	1,517
	R/t	1,343	1,424	1,396	1,181	1,219	1,149	1,895	1,653	1,752
	US$/t	73	80	74	64	68	61	103	92	93

Reconciliation of AISC and AIC excluding PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM operations			Total SA PGM operations			Marikana
	Rm	Mar 2025	Dec 2024	Mar 2024	Mar 2025	Dec 2024	Mar 2024	Mar 2025	Dec 2024	Mar 2024
Total All-in-sustaining cost as reported per table above		10,604	12,106	11,910	8,896	9,994	8,824	3,760	4,597	4,457
Less: Purchase cost of PoC		(496)	(553)	(591)	(496)	(553)	(591)	(496)	(553)	(591)
Add: By-product credit of PoC		157	129	106	157	129	106	157	129	106
Total All-in-sustaining cost excluding PoC		10,265	11,682	11,425	8,557	9,570	8,339	3,421	4,173	3,972
Plus: Corporate cost, growth and capital expenditure		164	228	213	167	200	156	164	172	156
Total All-in-cost excluding PoC		10,429	11,910	11,638	8,724	9,770	8,495	3,585	4,345	4,128

PGM production excluding PoC	4Eoz- 2Eoz	419,856	482,712	481,874	347,865	406,985	359,331	140,346	180,702	149,287

All-in-sustaining cost excluding PoC	R/4Eoz-R/2Eoz	24,449	24,201	23,710	24,599	23,514	23,207	24,375	23,093	26,606
	US$/4Eoz-US$/2Eoz	1,323	1,354	1,257	1,331	1,315	1,230	1,319	1,292	1,411

All-in-cost excluding PoC	R/4Eoz-R/2Eoz	24,839	24,673	24,152	25,079	24,006	23,641	25,544	24,045	27,651
	US$/4Eoz-US$/2Eoz	1,344	1,380	1,281	1,357	1,343	1,254	1,382	1,345	1,466

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 15

ALL-IN COSTS – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Mar 2025	5,234	1,546	1,160	1,035	385	1,108	—
		Dec 2024	5,701	1,685	1,459	1,048	343	1,166	—
		Mar 2024	5,684	1,691	1,556	1,011	388	1,038	—
Royalties		Mar 2025	27	11	6	8	2	—	—
		Dec 2024	31	12	10	37	2	—	(30)
		Mar 2024	25	10	7	6	1	—	1
Carbon tax		Mar 2025	—	—	—	—	—	—	—
		Dec 2024	—	—	—	—	—	—	—
		Mar 2024	—	—	—	—	—	—	—
Community costs		Mar 2025	5	—	—	—	—	5	—
		Dec 2024	5	—	—	—	—	5	—
		Mar 2024	3	—	—	—	—	3	—
Share-based payments[2]		Mar 2025	(7)	(5)	(6)	(3)	—	7	—
		Dec 2024	34	14	9	3	—	7	1
		Mar 2024	4	(1)	(2)	(1)	—	8	—
Rehabilitation interest and amortisation[3]		Mar 2025	69	5	9	22	29	2	2
		Dec 2024	70	—	6	28	32	2	2
		Mar 2024	59	1	6	30	26	(6)	2
Leases		Mar 2025	8	—	2	2	—	4	—
		Dec 2024	8	—	2	2	—	4	—
		Mar 2024	7	—	2	1	—	4	—
Ore reserve development		Mar 2025	664	405	208	51	—	—	—
		Dec 2024	686	392	247	47	—	—	—
		Mar 2024	665	398	205	62	—	—	—
Sustaining capital expenditure		Mar 2025	167	50	47	8	—	62	—
		Dec 2024	295	96	80	40	—	79	—
		Mar 2024	168	65	38	3	—	62	—
Less: By-product credit		Mar 2025	(4)	(2)	(1)	(1)	—	—	—
		Dec 2024	(7)	(2)	(2)	(1)	—	(2)	—
		Mar 2024	(8)	(1)	(1)	(1)	—	(5)	—
Total All-in-sustaining costs[4]		Mar 2025	6,163	2,010	1,425	1,122	416	1,188	2
		Dec 2024	6,823	2,197	1,811	1,204	377	1,261	(27)
		Mar 2024	6,607	2,163	1,811	1,111	415	1,104	3
Plus: Corporate cost, growth and capital expenditure		Mar 2025	336	—	—	—	—	387	(51)
		Dec 2024	571	—	—	—	—	521	50
		Mar 2024	539	—	—	—	—	322	217
Total All-in-costs[4]		Mar 2025	6,499	2,010	1,425	1,122	416	1,575	(49)
		Dec 2024	7,394	2,197	1,811	1,204	377	1,782	23
		Mar 2024	7,146	2,163	1,811	1,111	415	1,426	220
Gold sold	kg	Mar 2025	4,337	1,356	708	904	260	1,109	—
		Dec 2024	5,642	1,671	1,361	1,077	255	1,278	—
		Mar 2024	5,343	1,674	1,146	999	306	1,218	—
	oz	Mar 2025	139,438	43,596	22,763	29,064	8,359	35,655	—
		Dec 2024	181,394	53,724	43,757	34,626	8,198	41,089	—
		Mar 2024	171,781	53,820	36,845	32,119	9,838	39,160	—
All-in-sustaining cost[4]	R/kg	Mar 2025	1,421,028	1,482,301	2,012,712	1,241,150	1,600,000	1,071,235	—
		Dec 2024	1,209,323	1,314,782	1,330,639	1,117,920	1,478,431	986,698	—
		Mar 2024	1,236,571	1,292,115	1,580,279	1,112,112	1,356,209	906,404	—
All-in-sustaining cost	US$/oz	Mar 2025	2,392	2,495	3,388	2,089	2,693	1,803	—
		Dec 2024	2,104	2,287	2,315	1,945	2,572	1,716	—
		Mar 2024	2,039	2,131	2,606	1,834	2,237	1,495	—
All-in-cost[4]	R/kg	Mar 2025	1,498,501	1,482,301	2,012,712	1,241,150	1,600,000	1,420,198	—
		Dec 2024	1,310,528	1,314,782	1,330,639	1,117,920	1,478,431	1,394,366	—
		Mar 2024	1,337,451	1,292,115	1,580,279	1,112,112	1,356,209	1,170,772	—
All-in-cost	US$/oz	Mar 2025	2,522	2,495	3,388	2,089	2,693	2,390	—
		Dec 2024	2,280	2,287	2,315	1,945	2,572	2,426	—
		Mar 2024	2,206	2,131	2,606	1,834	2,237	1,931	—
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1    Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2    Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3    Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4    All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 16

ALL-IN COSTS – QUARTERS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation

Cost of sales, before amortisation and depreciation[1]		Mar 2025	262
		Dec 2024	1,133
		Mar 2024	734
Royalties		Mar 2025	23
		Dec 2024	92
		Mar 2024	25
Community costs		Mar 2025	9
		Dec 2024	15
		Mar 2024	13
Inventory change		Mar 2025	482
		Dec 2024	(476)
		Mar 2024	8
Share-based payments		Mar 2025	1
		Dec 2024	6
		Mar 2024	—
Rehabilitation interest and amortisation[2]		Mar 2025	19
		Dec 2024	23
		Mar 2024	5
Leases		Mar 2025	24
		Dec 2024	24
		Mar 2024	27
Sustaining capital expenditure		Mar 2025	13
		Dec 2024	121
		Mar 2024	11
Less: By-product credit		Mar 2025	(34)
		Dec 2024	(89)
		Mar 2024	(26)
Total All-in-sustaining costs[3]		Mar 2025	799
		Dec 2024	849
		Mar 2024	797
Plus: Corporate cost, growth and capital expenditure		Mar 2025	5
		Dec 2024	5
		Mar 2024	—
Total All-in-costs[3]		Mar 2025	804
		Dec 2024	854
		Mar 2024	797
Payable zinc production	kt	Mar 2025	25
		Dec 2024	13
		Mar 2024	16
All-in-sustaining cost[3]	R/tZn	Mar 2025	32,127
		Dec 2024	66,039
		Mar 2024	48,547
	US$/tZn	Mar 2025	1,738
		Dec 2024	3,693
		Mar 2024	2,574
All-in-cost[3]	R/tZn	Mar 2025	32,328
		Dec 2024	66,428
		Mar 2024	48,547
	US$/tZn	Mar 2025	1,749
		Dec 2024	3,715
		Mar 2024	2,574
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently

1Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
2Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
3All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of payable zinc production in the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 17

UNIT OPERATING COST – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations[1,3]	US PGM operations	Total SA PGM operations[3]	Rustenburg including Kroondal[3,4]		Marikana[3]		Plat Mile[3]	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table

Cost of sales, before amortisation and depreciation		Mar 2025	10,678	1,337	9,341	5,211	310	3,615		205	412
		Dec 2024	13,515	2,689	10,826	4,147	310	6,165		204	581
		Mar 2024	14,973	2,752	12,221	5,732	307	6,005		177	629
Inventory change		Mar 2025	1,014	189	825	1	—	824		—	153
		Dec 2024	(877)	(787)	(90)	1,377	(10)	(1,457)		—	8
		Mar 2024	(1,992)	(278)	(1,714)	(693)	34	(1,055)		—	1
Less: Chrome cost of sales		Mar 2025	(388)	—	(388)	(257)	—	(72)		(59)	—
		Dec 2024	(519)	—	(519)	(404)	—	(65)		(50)	—
		Mar 2024	(528)	—	(528)	(419)	—	(88)		(21)	—
Less: Purchase cost of PoC		Mar 2025	(496)	—	(496)	—	—	(496)		—	—
		Dec 2024	(553)	—	(553)	—	—	(553)		—	—
		Mar 2024	(591)	—	(591)	—	—	(591)		—	—
Total operating cost excluding third party PoC		Mar 2025	10,808	1,526	9,282	4,955	310	3,871		146	565
		Dec 2024	11,566	1,902	9,664	5,120	300	4,090		154	589
		Mar 2024	11,862	2,474	9,388	4,620	341	4,271		156	630
Tonnes milled/treated excluding Mimosa and third party PoC[5]	kt	Mar 2025	8,046	184	7,862	2,428	1,269	1,315	728	2,122	347
		Dec 2024	8,123	197	7,926	2,473	1,293	1,533	941	1,686	359
		Mar 2024	8,497	324	8,174	2,328	1,349	1,424	1,015	2,057	358
PGM production excluding Mimosa and third party PoC[5]	4Eoz	Mar 2025	419,856	71,991	347,865	185,811	13,780	140,346		7,928	28,258
		Dec 2024	482,712	75,727	406,985	202,350	13,441	180,702		10,492	29,563
		Mar 2024	481,874	122,543	359,331	181,734	16,516	149,287		11,794	29,982
Operating cost[6]	R/t	Mar 2025	1,343	8,276	1,181	2,041	244	1,895		69	1,627
		Dec 2024	1,424	9,652	1,219	2,070	232	1,653		91	1,641
		Mar 2024	1,396	7,642	1,149	1,984	253	1,752		76	1,762
	US$/t	Mar 2025	73	448	64	110	13	103		4	88
		Dec 2024	80	540	68	116	13	92		5	92
		Mar 2024	74	405	61	105	13	93		4	93
	R/4Eoz - R/2Eoz	Mar 2025	25,742	21,197	26,683	26,667	22,496	27,582		18,416	19,994
		Dec 2024	23,960	25,117	23,745	25,303	22,320	22,634		14,678	19,924
		Mar 2024	24,616	20,189	26,126	25,422	20,647	28,609		13,227	21,013
	US$/4Eoz - US$/2Eoz	Mar 2025	1,393	1,147	1,444	1,443	1,217	1,493		997	1,082
		Dec 2024	1,340	1,405	1,328	1,415	1,248	1,266		821	1,114
		Mar 2024	1,305	1,070	1,385	1,348	1,095	1,517		701	1,114
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1    US and SA PGM operations and Total SA PGM operations exclude the results of Mimosa, which is recognised by the equity accounting method
2    The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
    underground production, the operation treats various recycling material which is excluded from the statistics shown above. The US Reldan operations cost and performance are also excluded from the above table
3    Cost of sales, before amortisation and depreciation for US and SA PGM operations Total SA PGM operations, Rustenburg including Kroondal), Marikana and Platinum Mile includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
4    Rustenburg including Kroondal, now includes 100% of production and costs of Kroondal. Refer to page 21 - 23 for the split of Rustenburg and Kroondal for prior reporting periods
5    For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters”
6    Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 18

US PGM operations

Reconciliation of unit costs excluding Section 45X credit at the US PGM underground operations - Quarters
		QUARTERS
		Mar 2025	Dec 2024	Mar 2024
Operating cost as per unit operating cost reconciliation[1]	Rm	1,526	1,902	2,474

Section 45X credit reversal of provision	Rm	—	(143)	47

Operating cost excluding Section 45X credit	Rm	1,526	1,759	2,521

Tonnes milled/treated	kt	184	197	324

PGM production	2Eoz	71,991	75,727	122,543

Operating cost excluding Section 45X credit	R/t	8,276	8,927	7,788
	US$/t	448	499	413
	R/2Eoz	21,197	23,228	20,572
	US$/2Eoz	1,147	1,299	1,091

Total All-in-sustaining cost as per All-in-costs reconciliation[1]	Rm	1,708	2,112	3,086

Section 45X credit reversal of provision	Rm	—	(143)	47

AISC excluding Section 45X credit	Rm	1,708	1,969	3,133

	R/2Eoz	23,725	26,001	25,567
	US$/2Eoz	1,284	1,454	1,356

All-in-cost as per All-in-costs reconciliation[1]	Rm	1,705	2,140	3,143

Section 45X credit reversal of provision	Rm	—	(143)	47

AIC excluding Section 45x credit	Rm	1,705	1,997	3,190

	R/2Eoz	23,684	26,371	26,032
	US$/2Eoz	1,282	1,475	1,380
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently

1 Operating cost, AISC and AIC for the quarters ended 31 December 2024 and 31 March 2024, included the provision or provision reversal for Section 45X credit to the value of R143 million (US$8 million, reversal) and R47 million (US$2 million), respectively as estimated before the final regulations was issued in October 2024

Included amongst the credits from Inflation Reduction Act was the Section 45X Advanced Manufacturing Production Credit, which includes a credit equal to 10% of the production costs incurred for critical minerals produced and sold after December 31, 2022. Critical minerals as defined in the code include platinum and palladium. Under the final regulations issued in October 2024, secondary refining (recycling) and associated direct costs qualifies for the Section 45X credit so long as the raw material is not in a state of credit eligibility at time of acquisition. Initially, secondary mining was not allowed under the Section 45X rules. The reconciliation above provides the impact of the Section 45X credit provision reversal for the relevant financial reporting period. These credits are expected to be received in the 2026 and 2027 years when the tax returns will be assessed

Reconciliation of unit costs including the expected Section 45X credit at the US PGM underground operations - Quarters
		QUARTERS
		Mar 2025	Dec 2024	Mar 2024
Operating cost as per unit operating cost reconciliation[1]	Rm	1,526	1,902	2,474

Section 45X credit reversal of provision	Rm	—	(143)	47

Section 45X expected credit[2]	Rm	(111)	(223)	(306)

Operating cost including Section 45X credit	Rm	1,415	1,536	2,215

Tonnes milled/treated	kt	184	197	324

PGM production	2Eoz	71,991	75,727	122,543

Operating cost including Section 45X credit	R/t	7,675	7,795	6,843
	US$/t	415	436	363
	R/2Eoz	19,657	20,284	18,076
	US$/2Eoz	1,064	1,134	958

Total All-in-sustaining cost as per All-in-costs reconciliation[1]	Rm	1,708	2,112	3,086

Section 45X credit reversal of provision	Rm	—	(143)	47

Section 45X expected redit[2]	Rm	(111)	(223)	(306)

AISC including Section 45X credit	Rm	1,597	1,746	2,827

	R/2Eoz	22,185	23,057	23,070
	US$/2Eoz	1,200	1,290	1,223

All-in-cost as per All-in-costs reconciliation[1]	Rm	1,705	2,140	3,143

Section 45X credit reversal of provision	Rm	—	(143)	47

Section 45x expected credit[2]	Rm	(111)	(223)	(306)

AIC including Section 45x credit	Rm	1,594	1,774	2,884

	R/2Eoz	22,143	23,427	23,535
	US$/2Eoz	1,198	1,310	1,248
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently

1 Operating cost, AISC and AIC for the quarters ended 31 December 2024 and 31 March 2024, included the provision or provision reversal for Section 45X credit to the value of R143 million (US$8 million, reversal) and R47 million (US$2 million), respectively
2 The Section 45X expected credit for US PGM underground operations for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024, is estimated at R111 million (US$6 million), R223 million (US$12 million) and R306 million (US$16 million), respectively, in line with the final regulations issued in October 2024.

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 19

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 20

UNIT OPERATING COST – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Mar 2025	5,234	3,659	1,575	1,546	—	1,078	82	1,035	—	385	1,108
		Dec 2024	5,701	4,095	1,606	1,685	—	1,363	96	1,047	1	343	1,166
		Mar 2024	5,684	4,101	1,583	1,684	7	1,415	141	1,002	9	388	1,038
Inventory change		Mar 2025	390	428	(38)	98	—	281	24	49	—	(51)	(11)
		Dec 2024	(119)	(94)	(25)	(82)	—	(13)	(5)	1	—	34	(54)
		Mar 2024	(67)	(72)	5	(60)	—	9	—	(21)	—	(14)	19
Total operating cost		Mar 2025	5,624	4,087	1,537	1,644	—	1,359	106	1,084	—	334	1,097
		Dec 2024	5,582	4,001	1,581	1,603	—	1,350	91	1,048	1	377	1,112
		Mar 2024	5,617	4,029	1,588	1,624	7	1,424	141	981	9	374	1,057
Tonnes milled/treated	kt	Mar 2025	7,894	741	7,153	240	1	200	204	301	—	902	6,046
		Dec 2024	8,730	931	7,800	270	—	298	237	363	4	1,190	6,368
		Mar 2024	7,541	882	6,659	276	21	284	347	322	30	932	5,330
Gold produced	kg	Mar 2025	4,389	2,984	1,405	1,378	—	721	101	885	—	212	1,092
		Dec 2024	5,630	4,039	1,591	1,597	1	1,299	77	1,143	1	267	1,245
		Mar 2024	5,117	3,412	1,705	1,551	12	961	174	900	4	288	1,227
	oz	Mar 2025	141,110	95,938	45,172	44,304	—	23,181	3,247	28,453	—	6,816	35,109
		Dec 2024	181,009	129,857	51,152	51,345	32	41,764	2,476	36,748	32	8,584	40,028
		Mar 2024	164,515	109,698	54,817	49,866	386	30,897	5,594	28,936	129	9,259	39,449
Operating cost[1]	R/t	Mar 2025	712	5,514	215	6,840	—	6,798	521	3,602	—	370	181
		Dec 2024	639	4,300	203	5,933	—	4,534	384	2,891	256	317	175
		Mar 2024	745	4,569	238	5,884	334	5,017	406	3,046	302	401	198
	US$/t	Mar 2025	39	298	12	370	—	368	28	195	—	20	10
		Dec 2024	36	240	11	332	—	254	21	162	14	18	10
		Mar 2024	39	242	13	312	18	266	22	162	16	21	11
	R/kg	Mar 2025	1,281,385	1,369,638	1,093,950	1,193,033	—	1,884,882	1,049,505	1,224,859	—	1,575,472	1,004,579
		Dec 2024	991,474	990,592	993,715	1,003,757	—	1,039,261	1,181,818	916,885	1,000,000	1,411,985	893,173
		Mar 2024	1,097,714	1,180,832	931,378	1,047,066	583,333	1,481,790	810,345	1,090,000	2,250,000	1,298,611	861,451
	US$/oz	Mar 2025	2,157	2,305	1,841	2,008	—	3,172	1,766	2,062	—	2,652	1,691
		Dec 2024	1,725	1,723	1,729	1,746	—	1,808	2,056	1,595	1,740	2,456	1,554
		Mar 2024	1,810	1,947	1,536	1,727	962	2,444	1,336	1,798	3,711	2,142	1,421
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 21

SUPPLEMENTAL DISCLOSURE: SALIENT FEATURES AND COST BENCHMARKS RUSTENBURG AND KROONDAL SPLIT – QUARTERS

			Rustenburg excluding Kroondal		Kroondal
			Under- ground	Surface	Under- ground
Production
Tonnes milled/treated	kt	Mar 2025	—	—	—
		Dec 2024	1,347	1,293	1,126
		Mar 2024	1,272	1,349	1,056
Plant head grade	g/t	Mar 2025	—	—	—
		Dec 2024	3.61	1.07	2.24
		Mar 2024	3.43	1.05	2.19
Plant recoveries	%	Mar 2025	—	—	—
		Dec 2024	86.09	30.22	83.54
		Mar 2024	85.95	36.26	82.23
Yield	g/t	Mar 2025	—	—	—
		Dec 2024	3.11	0.32	1.87
		Mar 2024	2.95	0.38	1.80
PGM production	4Eoz - 2Eoz	Mar 2025	—	—	—
		Dec 2024	134,612	13,441	67,738
		Mar 2024	120,584	16,516	61,150
PGM sold	4Eoz - 2Eoz	Mar 2025	—	—	—
		Dec 2024	141,543	23,105	—
		Mar 2024	146,958	24,563	61,150
Price and costs
Average PGM basket price[1]	R/4Eoz - R/2Eoz	Mar 2025	—	—	—
		Dec 2024	24,004	22,420	24,412
		Mar 2024	24,196	21,894	24,566
	US$/4Eoz - US$/2Eoz	Mar 2025	—	—	—
		Dec 2024	1,343	1,254	1,365
		Mar 2024	1,283	1,161	1,303
Operating cost[2]	R/t	Mar 2025	—	—	—
		Dec 2024	2,543	232	1,505
		Mar 2024	2,456	253	1,415
	US$/t	Mar 2025	—	—	—
		Dec 2024	142	13	84
		Mar 2024	130	13	75
	R/4Eoz - R/2Eoz	Mar 2025	—	—	—
		Dec 2024	25,451	22,320	25,008
		Mar 2024	25,916	20,647	24,448
	US$/4Eoz - US$/2Eoz	Mar 2025	—	—	—
		Dec 2024	1,423	1,248	1,399
		Mar 2024	1,374	1,095	1,296
All-in sustaining cost[2,3]	R/4Eoz - R/2Eoz	Mar 2025	—		—
		Dec 2024	24,194		24,993
		Mar 2024	21,284		21,848
	US$/4Eoz - US$/2Eoz	Mar 2025	—		—
		Dec 2024	1,353		1,398
		Mar 2024	1,129		1,158
All-in cost[2,3]	R/4Eoz - R/2Eoz	Mar 2025	—		—
		Dec 2024	24,336		24,993
		Mar 2024	21,284		21,848
	US$/4Eoz - US$/2Eoz	Mar 2025	—		—
		Dec 2024	1,361		1,398
		Mar 2024	1,129		1,158
Capital expenditure
Ore reserve development	Rm	Mar 2025	—		—
		Dec 2024	190		—
		Mar 2024	145		—
Sustaining capital	Rm	Mar 2025	—		—
		Dec 2024	350		202
		Mar 2024	207		68
Corporate and projects	Rm	Mar 2025	—		—
		Dec 2024	21		—
		Mar 2024	—		—
Total capital expenditure	Rm	Mar 2025	—		—
		Dec 2024	561		202
		Mar 2024	352		68
	US$m	Mar 2025	—		—
		Dec 2024	31		11
		Mar 2024	19		4
Average exchange rate for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
2Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro-forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
3All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs Rustenburg and Kroondal split- Quarters”
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 22

SUPPLEMENTAL DISCLOSURE: ALL-IN COSTS RUSTENBURG AND KROONDAL SPLIT – QUARTERS

Figures are in rand millions unless otherwise stated

			Rustenburg excluding Kroondal	Kroondal
Cost of sales, before amortisation and depreciation[1]		Mar 2025	—	—
		Dec 2024	4,268	189
		Mar 2024	4,595	1,444
Royalties		Mar 2025	—	—
		Dec 2024	21	3
		Mar 2024	23	5
Carbon tax		Mar 2025	—	—
		Dec 2024	—	—
		Mar 2024	—	—
Community costs		Mar 2025	—	—
		Dec 2024	13	18
		Mar 2024	10	10
Inventory change		Mar 2025	—	—
		Dec 2024	(141)	1,508
		Mar 2024	(713)	54
Share-based payments[2]		Mar 2025	—	—
		Dec 2024	28	15
		Mar 2024	(1)	(2)
Rehabilitation interest and amortisation[3]		Mar 2025	—	—
		Dec 2024	(1)	21
		Mar 2024	(1)	21
Leases		Mar 2025	—	—
		Dec 2024	4	—
		Mar 2024	5	2
Ore reserve development		Mar 2025	—	—
		Dec 2024	190	—
		Mar 2024	145	—
Sustaining capital expenditure		Mar 2025	—	—
		Dec 2024	350	202
		Mar 2024	207	68
Less: By-product credit		Mar 2025	—	—
		Dec 2024	(1,150)	(263)
		Mar 2024	(1,352)	(266)
Total All-in-sustaining costs[4]		Mar 2025	—	—
		Dec 2024	3,582	1,693
		Mar 2024	2,918	1,336
Plus: Corporate cost, growth and capital expenditure		Mar 2025	—	—
		Dec 2024	21	—
		Mar 2024	—	—
Total All-in-costs[4]		Mar 2025	—	—
		Dec 2024	3,603	1,693
		Mar 2024	2,918	1,336
PGM production	4Eoz - 2Eoz	Mar 2025	—	—
		Dec 2024	148,053	67,738
		Mar 2024	137,100	61,150
	kg	Mar 2025	—	—
		Dec 2024	4,605	2,107
		Mar 2024	4,264	1,902
All-in-sustaining cost[4]	R/4Eoz - R/2Eoz	Mar 2025	—	—
		Dec 2024	24,194	24,993
		Mar 2024	21,284	21,848
	US$/4Eoz - US$/2Eoz	Mar 2025	—	—
		Dec 2024	1,353	1,398
		Mar 2024	1,129	1,158
All-in-cost[4]	R/4Eoz - R/2Eoz	Mar 2025	—	—
		Dec 2024	24,336	24,993
		Mar 2024	21,284	21,848
	US$/4Eoz - US$/2Eoz	Mar 2025	—	—
		Dec 2024	1,361	1,398
		Mar 2024	1,129	1,158
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
4All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 23

SUPPLEMENTAL DISCLOSURE: UNIT OPERATING COST RUSTENBURG AND KROONDAL SPLIT – QUARTERS

Figures are in rand millions unless otherwise stated

			Rustenburg excluding Kroondal		Kroondal
			Under- ground	Surface	Under- ground

Cost of sales, before amortisation and depreciation		Mar 2025	—	—	—
		Dec 2024	3,958	310	189
		Mar 2024	4,288	307	1,444
Inventory change		Mar 2025	—	—	—
		Dec 2024	(131)	(10)	1,508
		Mar 2024	(747)	34	54
Less: Chrome cost of sales		Mar 2025	—	—	—
		Dec 2024	(401)	—	(3)
		Mar 2024	(416)	—	(3)
Less: Purchase cost of PoC		Mar 2025	—	—	—
		Dec 2024	—	—	—
		Mar 2024	—	—	—
Total operating cost excluding third party PoC		Mar 2025	—	—	—
		Dec 2024	3,426	300	1,694
		Mar 2024	3,125	341	1,495
Tonnes milled/treated	kt	Mar 2025	—	—	—
		Dec 2024	1,347	1,293	1,126
		Mar 2024	1,272	1,349	1,056
PGM production	4Eoz	Mar 2025	—	—	—
		Dec 2024	134,612	13,441	67,738
		Mar 2024	120,584	16,516	61,150
Operating cost[1]	R/t	Mar 2025	—	—	—
		Dec 2024	2,543	232	1,505
		Mar 2024	2,456	253	1,415
	US$/t	Mar 2025	—	—	—
		Dec 2024	142	13	84
		Mar 2024	130	13	75
	R/4Eoz - R/2Eoz	Mar 2025	—	—	—
		Dec 2024	25,451	22,320	25,008
		Mar 2024	25,916	20,647	24,448
	US$/4Eoz - US$/2Eoz	Mar 2025	—	—	—
		Dec 2024	1,423	1,248	1,399
		Mar 2024	1,374	1,095	1,296
Average exchange rates for the quarters ended 31 March 2025, 31 December 2024 and 31 March 2024 was R18.48/US$, R17.88/US$ and R18.86/US$, respectively
Figures may not add as they are rounded independently
1    Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 24

ADJUSTED EBITDA RECONCILIATION – QUARTERS

	Quarter ended Mar 2025													Quarter ended Dec 2024													Quarter ended Mar 2024
			Americas region				Southern Africa (SA) region		European region		Australian region		Group		Americas region					Southern Africa (SA) region		European region		Australian region		Group		Americas region					Southern Africa (SA) region		European region		Australian region		Group
Figures in million – SA rand	Group	Total US operations	Total US PGM operations	Under-ground	Recycling	Reldan	Total SA PGM	Total SA gold	Total EU operations[1]	Sandouville nickel refinery	Total AUS operations	Century zinc re-treatment operation	Cor-porate	Group	Total US operations	Total US PGM operations	Under-ground	Recycling	Reldan	Total SA PGM	Total SA gold	Total EU operations[1]	Sandouville nickel refinery	Total AUS operations	Century zinc re-treatment operation	Cor- porate	Group	Total US operations	Total US PGM operations	Under-ground	Recycling	Reldan	Total SA PGM	Total SA gold	Total EU operations[1]	Sandouville nickel refinery	Total AUS operations	Century zinc re-treatment operation	Cor-porate
Profit/(loss) before royalties, carbon tax and tax	642	(776)	(752)	(820)	68	(24)	1,352	344	(160)	(95)	257	302	(375)	1,285	(2,669)	(2,598)	(2,677)	79	(71)	1,986	1,638	42	(726)	298	432	(10)	(674)	(225)	(185)	(255)	70	(40)	566	(262)	(149)	(84)	(313)	(259)	(291)
Adjusted for:
Amortisation and depreciation	1,902	233	181	179	2	52	909	756	3	1	—	—	1	2,506	633	583	581	2	50	976	863	12	9	20	20	2	1,987	559	541	540	1	18	811	583	7	5	27	27	—
Interest income	(222)	(17)	(15)	(15)	—	(2)	(78)	(120)	(2)	—	(1)	—	(4)	(293)	(34)	(31)	(31)	—	(3)	(119)	(115)	(21)	(1)	(1)	(1)	(3)	(381)	(129)	(129)	(129)	—	—	(102)	(138)	(11)	—	(1)	—	—
Finance expense	1,187	450	442	442	—	8	162	318	13	3	50	47	194	1,087	440	431	431	—	9	157	354	20	12	54	51	62	1,096	449	446	446	—	3	142	325	54	25	42	38	84
Share-based payments	132	26	26	26	—	—	53	36	15	—	2	2	—	49	(8)	(8)	(8)	—	—	31	5	6	1	4	4	11	19	2	2	2	—	—	6	11	—	—	—	—	—
Loss/(gain) on financial instruments	613	87	—	—	—	87	42	642	(15)	4	(143)	(143)	—	(3,495)	(57)	—	—	—	(57)	(2,034)	(771)	(849)	(17)	215	215	1	140	55	—	—	—	55	(6)	135	(2)	(4)	(42)	(42)	—
(Gain)/loss on foreign exchange movements	(88)	5	1	1	—	4	4	(44)	(53)	(53)	(5)	(6)	5	169	(11)	(9)	(9)	—	(2)	(177)	248	120	92	(20)	(17)	9	(59)	2	2	2	—	—	(130)	45	8	8	—	1	16
Share of results of equity-accounted investees after tax	(34)	2	—	—	—	2	97	(133)	—	—	—	—	—	19	—	—	—	—	—	35	(18)	—	—	—	—	2	(12)	1	—	—	—	1	66	(82)	—	—	—	—	3
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	—	—	—	—	—	—	—	—	—	—	—	—	—	209	—	—	—	—	—	206	244	23	23	(264)	(260)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(12)	4	4	4	—	—	(9)	(7)	—	—	—	—	—	10	36	36	36	—	—	(11)	(15)	—	—	—	—	—	(14)	2	2	2	—	—	(4)	(12)	—	—	—	—	—
Impairments	—	—	—	—	—	—	—	—	—	—	—	—	—	1,550	1,325	1,325	1,325	—	—	1	(107)	221	221	110	3	—	122	—	—	—	—	—	122	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	—	—	—	—	—	—	—	—	—	—	(77)	—	—	—	—	—	—	(77)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	36	2	2	2	—	—	7	27	—	—	—	—	—	(113)	(140)	(140)	(140)	—	—	8	19	—	—	—	—	—	60	2	2	2	—	—	4	54	—	—	—	—	—
Onerous contract provision	(71)	—	—	—	—	—	—	—	(71)	(71)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(142)	—	—	—	—	—	—	—	(142)	(142)	—	—	—
Lease payments	(51)	(1)	(1)	(1)	—	—	(12)	(8)	(6)	(5)	(24)	(24)	—	(52)	(1)	(1)	(1)	—	—	(11)	(8)	(7)	(6)	(25)	(24)	—	(61)	(1)	(1)	(1)	—	—	(19)	(8)	(6)	(5)	(27)	(27)	—
Other non-recurring costs	75	10	10	10	—	—	—	—	35	35	—	—	30	274	189	2	2	—	187	1	24	101	101	4	4	(45)	93	—	—	—	—	—	—	1	—	—	21	—	71
Adjusted EBITDA	4,109	25	(102)	(172)	70	127	2,527	1,811	(241)	(181)	136	178	(149)	3,128	(297)	(410)	(491)	81	113	1,049	2,284	(332)	(291)	395	427	29	2,174	717	680	609	71	37	1,456	652	(241)	(197)	(293)	(262)	(117)
1. 1 Total EU operations includes Sandouville nickel refinery, Keliber OY and European corporate and reconciling items
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 25

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Mar 2025 quarter		Dec 2024 quarter		Mar 2024 quarter
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	480	181	289	183	840	174
Secondary development	(m)	986	1,059	1,113	917	3,257	1,365

SA PGM operations		Mar 2025 quarter						Dec 2024 quarter						Mar 2024 quarter
	Reef			Bathopele	Thembe-lani	Khuseleka	Siphume-lele			Bathopele	Thembe-lani	Khuseleka	Siphume-lele			Bathopele	Thembe-lani	Khuseleka	Siphume-lele
Rustenburg excluding Kroondal	Unit
Advanced	(m)			650	1,295	1,724	294			490	1,383	2,192	649			437	1,214	2,227	351
Advanced on reef	(m)			650	595	572	143			490	617	845	451			437	528	829	238
Height	(cm)			220	290	286	285			221	299	283	263			212	296	288	173
Average value	(g/t)			2.7	2.4	2.2	3.1			2.9	2.3	2.2	3.1			3.0	2.3	2.3	3.0
	(cm.g/t)			581	679	616	875			640	691	614	814			631	690	648	517

SA PGM operations		Mar 2025 quarter						Dec 2024 quarter						Mar 2024 quarter
	Reef			Kopaneng	Bamba-nani	Kwezi	K6			Kopaneng	Bamba-nani	Kwezi	K6			Kopaneng	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)			1,161	1,081	291	468			895	900	350	479			645	926	209	441
Advanced on reef	(m)			1,161	1,081	248	468			895	885	308	479			585	599	199	387
Height	(cm)			232	219	226	224			228	217	226	232			239	221	233	237
Average value	(g/t)			1.9	2.0	2.1	2.4			1.8	1.8	2.4	0.8			2.4	1.4	2.1	1.6
	(cm.g/t)			435	445	470	541			413	391	531	194			565	302	493	369

SA PGM operations		Mar 2025 quarter						Dec 2024 quarter						Mar 2024 quarter
	Reef	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4
Marikana	Unit
Primary development	(m)	6,714	1,367	2,039	883	—	2,667	9,116	2,587	2,860	881	—	3,147	7,970	2,634	2,270	1,051	237	2,358
Primary development - on reef	(m)	5,487	524	961	568	—	791	7,525	1,054	1,348	590	—	896	6,391	1,387	1,010	762	153	548
Height	(cm)	217	229	238	259	—	250	216	228	239	258	—	301	216	218	237	258	226	239
Average value	(g/t)	3.1	2.8	2.2	2.6	—	2.5	3.1	2.5	2.4	2.7	—	2.5	2.9	2.6	2.4	2.6	2.5	2.6
	(cm.g/t)	672	633	534	663	—	624	659	569	570	695	—	749	626	566	556	657	568	623

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 26

DEVELOPMENT RESULTS (continued)

SA gold operations		Mar 2025 quarter			Dec 2024 quarter			Mar 2024 quarter
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	416	439	1,319	480	597	1,471	464	496	1,283
Advanced on reef	(m)	70	96	373	77	177	425	136	28	71
Channel width	(cm)	56	66	41	36	43	43	21	45	98
Average value	(g/t)	24.5	13.7	24.1	58.0	11.1	55.7	63.3	14.2	30.4
	(cm.g/t)	1,373	898	975	2,103	474	2,423	1,356	633	2,986

SA gold operations		Mar 2025 quarter			Dec 2024 quarter			Mar 2024 quarter
	Reef	Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Kloof	Unit
Advanced	(m)	763	264	31	1,075	489	138	1,174	489	153
Advanced on reef	(m)	132	11	4	235	49	10	242	158	20
Channel width	(cm)	140	98	55	151	100	70	182	58	188
Average value	(g/t)	13.5	6.2	9.2	4.5	9.4	32.7	9.1	7.9	9.1
	(cm.g/t)	1,890	612	501	680	933	2,275	1,647	460	1,717

SA gold operations		Mar 2025 quarter	Dec 2024 quarter	Mar 2024 quarter
	Reef	Beatrix	Beatrix	Beatrix
Beatrix	Unit
Advanced	(m)	1,340	1,442	1,334
Advanced on reef	(m)	824	784	663
Channel width	(cm)	113	128	144
Average value	(g/t)	6.9	6.6	6.7
	(cm.g/t)	778	845	961

SA gold operations		Mar 2025 quarter	Dec 2024 quarter	Mar 2024 quarter
	Reef	Kimberley	Kimberley	Kimberley
Burnstone	Unit
Advanced	(m)	—	218	840
Advanced on reef	(m)	—	—	53
Channel width	(cm)	—	—	54
Average value	(g/t)	—	—	7.9
	(cm.g/t)	—	—	425

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 27

Non-IFRS measures
Sibanye-Stillwater presents certain non-IFRS figures to provide readers with additional financial information that is regularly reviewed by management to assess the operational performance of the Group and is the responsibility of the Group's Board of Directors. These non-IFRS measures should not be considered as alternatives to IFRS Accounting Standards measures, including cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS Accounting Standards, and may not be comparable to similarly titled measures of other companies.
The non-IFRS financial measures discussed in this document are listed below:

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Adjusted EBITDA	Adjusted earnings before interest, tax, depreciation and amortisation, and is reported based on the formula included in Sibanye-Stillwater’s facility agreements for compliance with the debt covenant formula and involves eliminating the effects of various one-time, irregular, and non-recurring items from the standard EBITDA calculation	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	24
All-in sustaining costs (AISC)	Cost of sales before amortisation and depreciation plus additional costs which include community costs, inventory change (PGM operations only), share-based payments, royalties, carbon tax, rehabilitation, leases, ore reserve development (ORD), sustaining capital expenditure and deducting the by-product credit	Developed by the World Gold council for the purpose of the gold mining industry, AISC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	14,15,16,17,19,20
All-in costs (AIC)	AISC plus additional costs relating to corporate and major capital expenditure associated with growth	Developed by the World Gold council for the purpose of the gold mining industry, AIC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, after including growth capital, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	14,15,16,17,19,20
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/gold sold/payable zinc production	Developed by the World Gold council for the purpose of the gold mining industry, AISC/AIC per unit provides a metric that aims to reflect the full cost to sustain the production and sale, after including growth capital (AIC), of an ounce/kilogram/tonne of commodity and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	14,15,16,17,19,20
Nickel equivalent sustaining cost	Cost of sales before amortisation and depreciation plus additional costs which include community costs, share-based payments, carbon tax, rehabilitation interest and amortisation, leases and sustaining capital expenditure and deducting by-product credit	We have adapted the AISC measure developed by the World Gold Council, nickel equivalent sustaining cost metric aims to reflect the full cost of sustaining production and sale of nickel and allows for meaningful comparisons across different companies	12
Nickel equivalent sustaining cost per tonne	Nickel equivalent sustaining cost divided by the total volume of nickel products sold	We have adapted this measure developed by the World Gold Council, nickel equivalent sustaining cost per tonne provides a metric that aims to reflect the full cost to sustain the production and sale of a tonne of nickel and reporting this metric allows for a meaningful comparison across different companies	12
Operating costs	The average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilograms) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or PGM 2E and 4E ounces produced in the same period	Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	15,18,19,20
Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 28

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney* ^
Jeremiah Vilakazi*@
Keith Rayner* @
Dr Peter Hancock***
Philippe Boisseau**
Richard Menell*@#
Sindiswa Zilwa*
Terence Nombembe^^
Timothy Cumming*@
Dr Richard Stewart (CEO designate)+
* Independent non-executive
*@ Non-executive
^ Appointed as lead independent director 1 January 2024
# Resigned as lead independent director 1 January 2024
** Appointed as independent non-executive director 8 April 2024
*** Appointed as independent non-executive director 6 May 2024
^^ Appointed as independent non-executive director 11 September 2024
+ Appointed Executive Director 1 March 2025
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com
JSE SPONSOR
J.P. Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa

AUDITORS
Ernst & Young Inc (EY)*
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
*to resign at the 2025 AGM
BDO #
Wanderers Office Park
52 Corlett Drive
Illovo, 2196

Private Bag X60500
Houghton, 2041
Tel:    +27 011 488 1700
Fax:    +27 010 060 7000
www.bdo.co.za
# to be appointed at the 2025 AGM
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
TMS
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
TMS
150 Royal Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 29

DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the outcome of any disputes or litigation; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics.
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2024 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2024 on Form 20-F filed with the United States Securities and Exchange Commission on 25 April 2025 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.

Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. The forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.

Non-IFRS measures are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, non-IFRS measures should not be considered as a representation of financial performance or results of operations.
1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)
Websites
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Sibanye-Stillwater Operating update | Quarter ended 31 March 2025 30